SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November 2015.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.

This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on November 12, 2015, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States for the three and six months ended September 30, 2014 and 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 12, 2015	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President and Chief Financial Officer
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

Notes to Translation

1.

The following is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on November 12, 2015, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three and six months ended September 30, 2014 and 2015.

2.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

This document contains non-GAAP financial measures, including adjusted long-term debt, adjusted total assets and adjusted ORIX Corporation shareholders’ equity, as well as other measures and ratios calculated on the basis thereof. These non-GAAP financial measures should not be considered in isolation or as a substitute for the most directly comparable financial measures included in our consolidated financial statements presented in accordance with U.S. GAAP. Reconciliations of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures are included in this document.

The Company believes that it will be considered a “passive foreign investment company” for U.S. Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Six months ended September 30, 2014	Six months ended September 30, 2015	Fiscal year ended March 31, 2015
Total revenues	¥955,635	¥1,170,194	¥2,174,283
Income before income taxes and discontinued operations	201,133	250,745	344,017
Net income attributable to ORIX Corporation shareholders	141,299	161,298	234,948
Comprehensive Income attributable to ORIX Corporation shareholders	149,928	141,697	265,187
ORIX Corporation shareholders’ equity	2,036,333	2,249,232	2,152,198
Total assets	11,209,476	11,080,559	11,443,628
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	107.88	123.23	179.47
Diluted (yen)	107.72	123.11	179.21
ORIX Corporation shareholders’ equity ratio (%)	18.2	20.3	18.8
Cash flows from operating activities	99,406	218,586	257,611
Cash flows from investing activities	(105,954)	(68,205)	(467,801)
Cash flows from financing activities	17,390	(26,861)	213,432
Cash and cash equivalents at end of period	832,285	949,121	827,518

	Millions of yen (except for per share amounts)
	Three months ended September 30, 2014	Three months ended September 30, 2015
Total revenues	¥530,300	¥564,070
Net income attributable to ORIX Corporation shareholders	75,353	79,788
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	57.53	60.95

Notes:	1.	Certain line items presented in the condensed consolidated statements of income have been reclassified starting from the three months ended December 31, 2014.
	2.	Prior-year amounts have been adjusted retrospectively to eliminate a lag period that previously existed between DAIKYO INCORPORATED (hereinafter, “DAIKYO”) and the Company in fiscal 2015.
	3.	Consumption tax is excluded from the stated amount of total revenues.

(2) Overview of Activities

During the six months ended September 30, 2015, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal subsidiaries and affiliates.

2. Risk Factors

Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form 20-F for the fiscal year ended March 31, 2015 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of those factors or other factors.

3. Material Contracts

Not applicable.

4. Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this quarterly financial report (shihanki houkokusho).

(1) Qualitative Information Regarding Consolidated Financial Results

Economic Environment

Concerns over declines of economic activities in emerging and developing countries and improved short-term economic outlook among developed countries create uneven economic landscapes. Japanese economy continues to show gradual recovery although there are some indicators of weak performance.

Financial Highlights

Financial Results for the Six Months Ended September 30, 2015

Total revenues	¥1,170,194 million (Up 22% year on year)
Total expenses	¥987,714 million (Up 20% year on year)
Income before income taxes and discontinued operations	¥250,745 million (Up 25% year on year)
Net income attributable to ORIX Corporation Shareholders	¥161,298 million (Up 14% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥123.23 (Up 14% year on year)
(Diluted)	¥123.11 (Up 14% year on year)
ROE (Annualized) *1	14.7% (14.3% during the same period in the previous fiscal year)
ROA (Annualized) *2	2.86% (2.79% during the same period in the previous fiscal year)

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets.

Total revenues for the six months ended September 30, 2015 increased 22% to ¥1,170,194 million compared to ¥955,635 million during the same period of the previous fiscal year. Sales of goods and real estate increased primarily due to revenue generated by subsidiaries acquired during the previous fiscal year. In addition, services income increased due to, among other things, revenue generated by the asset management business of Robeco Groep N.V. (hereinafter, “Robeco”), as well as expansion of environment and energy-related business and other fee-related businesses. Meanwhile, with the deterioration of market environment since the latter half of August 2015, life insurance premiums and related investment income decreased due to a significant decrease in investment income from variable annuity and variable life insurance contracts held by Hartford Life Insurance K.K. (hereinafter, “HLIKK”), which was merged into ORIX Life Insurance Corporation on July 1, 2015.

Total expenses increased 20% to ¥987,714 million compared to ¥820,666 million during the same period of the previous fiscal year. Services expense and costs of goods and real estate sold each increased in line with the aforementioned revenue increases. Selling, general and administrative expenses also increased due in part to an increase in the number of consolidated subsidiaries. On the other hand, life insurance costs decreased due to reversal of liability reserve in line with the aforementioned decrease in investment income from variable annuity and variable life insurance contracts.

Gains on sales of subsidiaries and affiliates and liquidation losses, net increased compared to the same period of the previous fiscal year due primarily to the recognition of a gain on sale of partial shares of Houlihan Lokey, Inc. (hereinafter, “HL”), in connection with its initial public offering in the United States, which became an equity method affiliate.

As a result of the foregoing, income before income taxes and discontinued operations for the six months ended September 30, 2015 increased 25% to ¥250,745 million compared to ¥201,133 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 14% to ¥161,298 million compared to ¥141,299 million during the same period of the previous fiscal year.

Segment Information

Total revenues and profits by segment for the six months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
	Six months ended September 30, 2014		Six months ended September 30, 2015		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥40,822	¥12,646	¥52,712	¥21,564	¥11,890	29	¥8,918	71
Maintenance Leasing	131,671	21,509	135,924	23,117	4,253	3	1,608	7
Real Estate	94,381	15,751	109,047	33,717	14,666	16	17,966	114
Investment and Operation	257,668	14,503	493,525	36,450	235,857	92	21,947	151
Retail	182,050	77,045	102,401	32,062	(79,649)	(44)	(44,983)	(58)
Overseas Business	253,254	61,533	277,843	97,881	24,589	10	36,348	59

Total	959,846	202,987	1,171,452	244,791	211,606	22	41,804	21

Difference between Segment Total and Consolidated Amounts	(4,211)	(1,854)	(1,258)	5,954	2,953	—	7,808	—

Total Consolidated Amounts	¥955,635	¥201,133	¥1,170,194	¥250,745	¥214,559	22	¥49,612	25

Total assets by segment as of March 31, 2015 and September 30, 2015 are as follows:

	Millions of yen
	March 31, 2015		September 30, 2015		Change
	Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	¥1,132,468	9.9	¥1,068,522	9.6	¥(63,946)	(6)
Maintenance Leasing	662,851	5.8	699,346	6.3	36,495	6
Real Estate	835,386	7.3	753,892	6.8	(81,494)	(10)
Investment and Operation	660,014	5.8	598,957	5.4	(61,057)	(9)
Retail	3,700,635	32.3	3,473,196	31.3	(227,439)	(6)
Overseas Business	2,178,895	19.0	2,172,123	19.7	(6,772)	(0)

Total	9,170,249	80.1	8,766,036	79.1	(404,213)	(4)

Difference between Segment Total and Consolidated Amounts	2,273,379	19.9	2,314,523	20.9	41,144	2

Total Consolidated Amounts	¥11,443,628	100.0	¥11,080,559	100.0	¥(363,069)	(3)

Total segment profits for the six months ended September 30, 2015 increased 21% to ¥244,791 million compared to ¥202,987 million during the same period of the previous fiscal year. While profits from Retail segment decreased compared to the same period of the previous fiscal year, Overseas Business, Investment and Operation, Real Estate, and Corporate Financial Services segments contributed the most to the increase in total segment profits, and Maintenance Leasing segment continued to display strong performance.

In addition, during the three months ended March 31, 2015, the closing date of the accounting period of DAIKYO, which is included in Investment and Operation segment, has been changed in order to eliminate a lag period that previously existed between DAIKYO and the Company. Based on this change, the financial statements for the same period of the previous fiscal year have been adjusted retrospectively.

Segment information for the six months ended September 30, 2015 is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

The Japanese economy continues to show steady improvement due to an increase in capital investment in line with improved corporate earnings and a steady growth led by consumer spending despite some indicators of weak performance. Competition in the lending business continues to intensify as financial institutions increase their lending in response to increased demand for corporate funding.

Segment revenues increased 29% to ¥52,712 million compared to ¥40,822 million during the same period of the previous fiscal year due to increases in sales of goods and services income resulting primarily from revenue generated by Yayoi Co., Ltd. (hereinafter, “Yayoi”), which we acquired on December 22, 2014, and robust fee business generated from domestic small and medium-sized enterprise customers. In addition, recognition of gains on sales of investment securities increased, offsetting a decrease in finance revenues in line with the decreased average investment in direct financing leases and installment loan balances.

While segment expenses increased compared to the same period of the previous fiscal year due primarily to an increase in selling, general and administrative expenses following the consolidation of Yayoi, segment profits increased 71% to ¥21,564 million compared to ¥12,646 million during the same period of the previous fiscal year.

Segment assets decreased 6% to ¥1,068,522 million compared to the end of the previous fiscal year due primarily to decreases in investment in direct financing leases, installment loans, and investment in securities.

	Six months ended September 30, 2014	Six months ended September 30, 2015	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥18,109	¥16,845	¥(1,264)	(7)
Operating leases	12,167	12,357	190	2
Services income	9,213	17,400	8,187	89
Gains on investment securities and dividends, and other	1,333	6,110	4,777	358

Total Segment Revenues	40,822	52,712	11,890	29

Segment Expenses:
Interest expense	4,311	3,685	(626)	(15)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	513	(847)	(1,360)	—
Other than the above	23,548	28,677	5,129	22

Total Segment Expenses	28,372	31,515	3,143	11

Segment Operating Income	12,450	21,197	8,747	70

Equity in Net income (Loss) of Affiliates, and others	196	367	171	87

Segment Profits	¥12,646	¥21,564	¥8,918	71

	As of March 31, 2015	As of September 30, 2015	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥461,704	¥423,892	¥(37,812)	(8)
Installment loans	461,277	435,182	(26,095)	(6)
Investment in operating leases	30,329	33,279	2,950	10
Investment in securities	45,415	39,385	(6,030)	(13)
Property under facility operations	5,930	9,324	3,394	57
Inventories	55	46	(9)	(16)
Advances for investment in operating leases	202	56	(146)	(72)
Investment in affiliates	20,875	21,849	974	5
Advances for property under facility operations	772	589	(183)	(24)
Goodwill and other intangible assets acquired in business combinations	105,909	104,920	(989)	(1)

Total Segment Assets	¥1,132,468	¥1,068,522	¥(63,946)	(6)

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing

In line with an increase in capital investment resulted from improved corporate earnings, revenue has been growing by providing high value added services targeting demands in capital investment and cost reduction. Japanese automobile leasing industry has been experiencing the same level of the number of new auto leases as the same period of the previous fiscal year.

Segment revenues increased 3% to ¥135,924 million from ¥131,671 million during the same period of the previous fiscal year due primarily to increases in operating leases revenues and finance revenues resulting from the steady expansion of assets in the auto-business and in services income derived from value-added services such as maintenance.

While segment expenses increased due primarily to increases in the costs of operating leases, service expenses, and selling, general, and administrative expenses, which were in line with revenue growth, segment profits increased 7% to ¥23,117 million compared to ¥21,509 million during the same period of the previous fiscal year.

Segment assets increased 6% to ¥699,346 million compared to the end of the previous fiscal year due primarily to a steady increase in leasing asset mainly in the auto-business.

	Six months ended September 30, 2014	Six months ended September 30, 2015	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥5,144	¥6,253	¥1,109	22
Operating leases	93,937	94,426	489	1
Services income	30,645	33,184	2,539	8
Sales of goods and real estate, and other	1,945	2,061	116	6

Total Segment Revenues	131,671	135,924	4,253	3

Segment Expenses:
Interest expense	1,908	1,750	(158)	(8)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	54	(89)	(143)	—
Other than the above	108,169	111,172	3,003	3

Total Segment Expenses	110,131	112,833	2,702	2

Segment Operating Income	21,540	23,091	1,551	7

Equity in Net income (Loss) of Affiliates, and others	(31)	26	57	—

Segment Profits	¥21,509	¥23,117	¥1,608	7

	As of March 31, 2015	As of September 30, 2015	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥184,907	¥213,833	¥28,926	16
Investment in operating leases	473,035	480,472	7,437	2
Investment in securities	1,130	1,112	(18)	(2)
Property under facility operations	576	622	46	8
Inventories	463	533	70	15
Advances for investment in operating leases	241	233	(8)	(3)
Investment in affiliates	2,074	2,116	42	2
Goodwill and other intangible assets acquired in business combinations	425	425	—	—

Total Segment Assets	¥662,851	¥699,346	¥36,495	6

Real Estate Segment: Real estate development, rental and financing; facility operation; REIT asset management; and real estate investment and advisory services

Office rents and vacancy rate in the Japanese office building market continue to show signs of improvement led by Tokyo. J-REIT and foreign investors remain active in property acquisitions, and we are seeing rising sales prices and increasing sales of large-scale real estate. Furthermore, due to increasing numbers of tourists from abroad, we are also seeing increases in the occupancy rate and average daily rate of hotels and Japanese inns.

Segment revenues increased 16% to ¥109,047 million compared to ¥94,381 million during the same period of the previous fiscal year due primarily to an increase in gains on sales of real estate under operating leases, which are included in operating leases revenues. An increase in services income from the facility operation business also contributed to segment revenues.

Segment expenses decreased compared to the same period of the previous fiscal year due primarily to a decrease in write-downs of long-lived assets in addition to decreases in interest expense and costs of operating leases in line with decreased assets.

As a result of the foregoing, segment profits increased 114% to ¥33,717 million compared to ¥15,751 million during the same period of the previous fiscal year.

Segment assets decreased 10% to ¥753,892 million compared to the end of the previous fiscal year due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties, and a decrease in installment loans and investment in securities.

	Six months ended September 30, 2014	Six months ended September 30, 2015	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥2,249	¥5,491	¥3,242	144
Operating leases	34,405	36,736	2,331	7
Services income	52,571	57,482	4,911	9
Sales of goods and real estate, and other	5,156	9,338	4,182	81

Total Segment Revenues	94,381	109,047	14,666	16

Segment Expenses:
Interest expense	3,826	2,603	(1,223)	(32)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	5,701	817	(4,884)	(86)
Other than the above	72,687	73,157	470	1

Total Segment Expenses	82,214	76,577	(5,637)	(7)

Segment Operating Income	12,167	32,470	20,303	167

Equity in Net income (Loss) of Affiliates, and others	3,584	1,247	(2,337)	(65)

Segment Profits	¥15,751	¥33,717	¥17,966	114

	As of March 31, 2015	As of September 30, 2015	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥22,277	¥18,978	¥(3,299)	(15)
Installment loans	22,811	12,378	(10,433)	(46)
Investment in operating leases	423,825	378,881	(44,944)	(11)
Investment in securities	21,718	9,517	(12,201)	(56)
Property under facility operations	172,207	180,764	8,557	5
Inventories	12,484	4,594	(7,890)	(63)
Advances for investment in operating leases	44,666	36,949	(7,717)	(17)
Investment in affiliates	91,275	92,326	1,051	1
Advances for property under facility operations	12,055	7,527	(4,528)	(38)
Goodwill and other intangible assets acquired in business combinations	12,068	11,978	(90)	(1)

Total Segment Assets	¥835,386	¥753,892	¥(81,494)	(10)

Investment and Operation Segment: Environment and energy-related business, principal investment and loan servicing (asset recovery)

In the Japanese environment and energy-related business, even though the government is reassessing the renewable energy purchase program, the significance of renewable energy in the mid-to-long term is on the rise with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In addition, the capital markets environment has continued to support domestic initial public offerings.

Segment revenues increased 92% to ¥493,525 million compared to ¥257,668 million during the same period of the previous fiscal year due primarily to significant increases in sales of goods and real estate contributed by subsidiaries acquired during the previous fiscal year, an increase in number of condominiums sold by DAIKYO and an increase in amount of services income from environment and energy-related business.

Segment expenses also increased compared to the same period of the previous fiscal year due to an increase in expenses in connection with acquired subsidiaries, including DAIKYO, and the environment and energy-related business, each of which increased in line with segment revenues expansion.

In addition, due to the recognition of gains on sales of shares of subsidiaries, segment profits increased 151% to ¥36,450 million compared to ¥14,503 million during the same period of the previous fiscal year.

Segment assets decreased 9% to ¥598,957 million compared to the end of the previous fiscal year primarily due to decreases in investment in securities and goodwill and other intangible assets.

	Six months ended September 30, 2014	Six months ended September 30, 2015	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥8,302	¥6,507	¥(1,795)	(22)
Gains on investment securities and dividends	4,596	9,705	5,109	111
Sales of goods and real estate	119,055	338,282	219,227	184
Services income	121,394	134,056	12,662	10
Operating leases, and other	4,321	4,975	654	15

Total Segment Revenues	257,668	493,525	235,857	92

Segment Expenses:
Interest expense	1,732	1,792	60	3
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	840	(644)	(1,484)	—
Other than the above	243,073	464,672	221,599	91

Total Segment Expenses	245,645	465,820	220,175	90

Segment Operating Income	12,023	27,705	15,682	130

Equity in Net income (Loss) of Affiliates, and others	2,480	8,745	6,265	253

Segment Profits	¥14,503	¥36,450	¥21,947	151

	As of March 31, 2015	As of September 30, 2015	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥15,092	¥16,133	¥1,041	7
Installment loans	93,196	86,546	(6,650)	(7)
Investment in operating leases	23,388	23,224	(164)	(1)
Investment in securities	112,896	80,123	(32,773)	(29)
Property under facility operations	90,895	82,882	(8,013)	(9)
Inventories	116,549	107,289	(9,260)	(8)
Advances for investment in operating leases	16	649	633	—
Investment in affiliates	51,108	54,613	3,505	7
Advances for property under facility operations	30,861	45,528	14,667	48
Goodwill and other intangible assets acquired in business combinations	126,013	101,970	(24,043)	(19)

Total Segment Assets	¥660,014	¥598,957	¥(61,057)	(9)

Retail Segment: Life insurance, banking and card loan business

Although the life insurance business is being affected by macroeconomic factors such as domestic population decline, we are seeing increasing numbers of companies developing new products in response to the rising demand for medical insurance. In the consumer finance sector, banks are increasing their assets to further secure new revenue streams and the competition in the lending business continues to intensify.

Segment revenues decreased 44% to ¥102,401 million compared to ¥182,050 million during the same period of the previous fiscal year due to recognition of a gain on sale of shares of Monex Group Inc. in the three months ended June 30, 2014 and a significant decrease in investment income from variable annuity and variable life insurance contracts held by HLIKK as a result of deterioration in market environment since the latter half of August 2015.

Segment expenses decreased compared to the same period of the previous fiscal year due primarily to a reversal of liability reserve for the aforementioned decrease in investment income of HLIKK.

In addition, due primarily to the recognition of a bargain purchase gain resulted from the acquisition of HLIKK during the same period of the previous fiscal year, segment profits decreased 58% to ¥32,062 million compared to ¥77,045 million during the same period of the previous fiscal year.

Segment assets decreased 6% to ¥3,473,196 million compared to the end of the previous fiscal year due to a large decrease in investment in securities held by HLIKK, offsetting an increase in installment loans in line with an increase in assets in the banking business.

	Six months ended September 30, 2014	Six months ended September 30, 2015	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥26,002	¥27,172	¥1,170	4
Life insurance premiums and related investment income	138,020	71,171	(66,849)	(48)
Services income and other	18,028	4,058	(13,970)	(77)

Total Segment Revenues	182,050	102,401	(79,649)	(44)

Segment Expenses:
Interest expense	2,915	2,369	(546)	(19)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,339	3,508	2,169	162
Other than the above	137,130	65,257	(71,873)	(52)

Total Segment Expenses	141,384	71,134	(70,250)	(50)

Segment Operating Income	40,666	31,267	(9,399)	(23)

Equity in Net income (Loss) of Affiliates, and others	36,379	795	(35,584)	(98)

Segment Profits	¥77,045	¥32,062	¥(44,983)	(58)

	As of March 31, 2015	As of September 30, 2015	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥2,740	¥1,869	¥(871)	(32)
Installment loans	1,376,710	1,425,107	48,397	4
Investment in operating leases	50,587	49,680	(907)	(2)
Investment in securities	2,246,912	1,974,387	(272,525)	(12)
Investment in affiliates	3,785	3,069	(716)	(19)
Goodwill and other intangible assets acquired in business combinations	19,901	19,084	(817)	(4)

Total Segment Assets	¥3,700,635	¥3,473,196	¥(227,439)	(6)

Overseas Business Segment: Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

Concerns over declines of economic activities in emerging and developing countries and improved short-term economic outlook among developed countries create uneven economic landscapes.

Segment revenues increased 10% to ¥277,843 million compared to ¥253,254 million during the same period of the previous fiscal year due primarily to increases in finance revenues in the Americas, gains on sales of investment securities and operating leases revenues in Asia, and asset management revenue of Robeco despite a decrease resulted from deconsolidation of HL.

Segment expenses increased compared to the same period of the previous fiscal year due primarily to increases in the costs of operating leases and selling, general and administrative expense of Robeco, each of which increased in line with revenues growth.

In addition, segment profits increased 59% to ¥97,881 million compared to ¥61,533 million in the same period of the previous fiscal year due primarily to the recognition of a gain on sale of partial shares of HL in connection with its initial public offering in the United States.

Segment assets were flat at ¥2,172,123 million compared to the end of the previous fiscal year due to an increase in investment in operating leases by aircraft-related operations, offsetting a decrease in installment loans in the Americas and impact of fluctuations in foreign exchange rates.

	Six months ended September 30, 2014	Six months ended September 30, 2015	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥29,210	¥36,212	¥7,002	24
Gains on investment securities and dividends	9,792	15,670	5,878	60
Operating leases	38,766	43,994	5,228	13
Services income	141,730	137,987	(3,743)	(3)
Sales of goods and real estate, and other	33,756	43,980	10,224	30

Total Segment Revenues	253,254	277,843	24,589	10

Segment Expenses:
Interest expense	14,771	15,718	947	6
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	2,477	4,866	2,389	96
Other than the above	190,812	206,882	16,070	8

Total Segment Expenses	208,060	227,466	19,406	9

Segment Operating Income	45,194	50,377	5,183	11

Equity in Net income (Loss) of Affiliates, and others	16,339	47,504	31,165	191

Segment Profits	¥61,533	¥97,881	¥36,348	59

	As of March 31, 2015	As of September 30, 2015	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥386,567	¥349,393	¥(37,174)	(10)
Installment loans	344,108	308,041	(36,067)	(10)
Investment in operating leases	278,665	342,076	63,411	23
Investment in securities	404,322	390,251	(14,071)	(3)
Property under facility operations	26,867	25,719	(1,148)	(4)
Inventories	35,925	37,273	1,348	4
Advances for investment in operating leases	4,434	6,140	1,706	38
Investment in affiliates	209,027	294,221	85,194	41
Goodwill and other intangible assets acquired in business combinations	488,980	419,009	(69,971)	(14)

Total Segment Assets	¥2,178,895	¥2,172,123	¥(6,772)	(0)

(2) Financial Condition

	As of March 31, 2015		As of September 30, 2015		Change
					Amount	Percent (%)
	(Millions of yen except per share, ratios and percentages)
Total assets	¥11,443,628		¥11,080,559		¥(363,069)	(3)
(Segment assets)	9,170,249		8,766,036		(404,213)	(4)
Total liabilities	9,058,656		8,641,780		(416,876)	(5)
(Short- and long-term debt)	4,417,730		4,371,247		(46,483)	(1)
(Deposits)	1,287,380		1,332,687		45,307	4
ORIX Corporation shareholders’ equity	2,152,198		2,249,232		97,034	5
ORIX Corporation shareholders’ equity per share (yen)*1	1,644.60		1,717.95		73.35	4
ORIX Corporation shareholders’ equity ratio*2	18.8%		20.3%		—	—
Adjusted ORIX Corporation shareholders’ equity ratio*3	19.3%		21.0%		—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	2.1	x	1.9	x	—	—
Adjusted D/E ratio*3	1.9	x	1.8	x	—	—

*1	ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*2	ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets.
*3

Adjusted ORIX Corporation shareholders’ equity ratio and Adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis which excludes the effect of consolidating certain variable interest entities (VIEs) on our assets or liabilities and reverses the cumulative effect on our retained earnings of such consolidation, which resulted from applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010. For a discussion of these and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, please see “5. Non-GAAP Financial Measures.”

Total assets decreased 3% to ¥11,080,559 million compared to ¥11,443,628 million at the end of the previous fiscal year. Investment in operating leases increased due primarily to purchases of aircraft in Overseas Business segment. Meanwhile, investment in securities decreased due primarily to surrender of variable annuity and variable life insurance contracts held by HLIKK and a decrease in investment income from these contracts as a result of deterioration in the market environment. Segment assets decreased 4% to ¥8,766,036 million compared to the end of the previous fiscal year.

We manage our balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and our liquidity on-hand as well as the domestic and overseas financial environments. As a result, long- and short-term debt decreased and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances decreased due to the surrender of variable annuity and variable life insurance contracts held by HLIKK and a reversal of liability reserve in line with the decrease in investment income as mentioned above.

Shareholders’ equity increased 5% to ¥2,249,232 million compared to the end of the previous fiscal year primarily due to an increase in retained earnings.

(3) Liquidity and Capital Resources

We require capital resources for working capital and investment and lending in our businesses. We accordingly prioritize funding stability, maintaining adequate liquidity, and reducing capital costs. We formulate and execute on funding policies that are resilient to sudden deterioration in financial markets, and then conduct funding activities in accordance with actual transitions in our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure in light of projected cash flows, asset liquidity and our own liquidity situation. In implementation, we adjust our funding plan based on changes in the external funding environment and our funding needs in light of our business activities, and endeavor to maintain flexibility in our funding activities.

We have endeavored to diversify our funding sources, promote longer liability maturities, stagger interest and principal repayment dates, and otherwise maintain sufficient liquidity and reinforce our funding stability.

Our funding was comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including that from short- and long-term debt and deposits on a consolidated basis was ¥5,703,934 million as of September 30, 2015.

Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of September 30, 2015. Procurement from the capital markets was composed of bonds, medium-term notes, commercial paper, payables under securitized leases, loan receivables and other assets (including asset backed securities). ORIX Group accepts deposits for funding purposes, with the majority of deposits attributable to ORIX Bank Corporation.

In an effort to promote longer liability maturities and diversify our funding sources, during the six months ended September 30, 2015, we issued ¥35,000 million of five-year domestic straight bonds to individual investors in Japan, and also US$300 million, Thai baht 2,000 million and Korean won 90,000 million of straight bonds outside Japan. We intend to continue to strengthen our financial condition, while maintaining an appropriate funding mix.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2015	September 30, 2015
Borrowings from financial institutions	¥195,164	¥240,476
Commercial paper	89,621	70,074

Total short-term debt	¥284,785	¥310,550

Short-term debt as of September 30, 2015 was ¥310,550 million, which accounted for 7% of the total amount of short and long-term debt (excluding deposits) as compared to 6% as of March 31, 2015.

While the amount of short-term debt as of September 30, 2015 was ¥310,550 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of September 30, 2015 was ¥1,345,611 million.

(b) Long-term debt

	Millions of yen
	March 31, 2015	September 30, 2015
Borrowings from financial institutions	¥2,687,434	¥2,634,856
Bonds	1,118,766	1,026,688
Medium-term notes	35,110	61,830
Payables under securitized lease, loan receivables and other assets	291,635	337,323

Total long-term debt	¥4,132,945	¥4,060,697

The balance of long-term debt as of September 30, 2015 was ¥4,060,697 million, which accounted for 93% of the total amount of short and long-term debt (excluding deposits) as compared to 94% as of March 31, 2015. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 92% as of September 30, 2015 as compared to 93% as of March 31, 2015. This ratio is a non-GAAP financial measure presented on an adjusted basis that excludes payables under securitized leases, loan receivables and other assets. For a discussion of this and other non-GAAP financial measures including reconciliations to the most directly comparable financial measures presented in accordance with GAAP, see “5. Non-GAAP Financial Measures.”

(c) Deposits

	Millions of yen
	March 31, 2015	September 30, 2015
Deposits	¥1,287,380	¥1,332,687

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows

Cash and cash equivalents as of September 30, 2015 increased by ¥121,603 million to ¥949,121 million compared to March 31, 2015.

Cash flows provided by operating activities were ¥218,586 million in the six months ended September 30, 2015, up from ¥99,406 million during the same period of the previous fiscal year, primarily resulting from an increase in net income, and a decrease in trading securities, but partially offset by a net decrease in policy liabilities and policy account balances of HLIKK compared to the same period of the previous fiscal year.

Cash flows used in investing activities were ¥68,205 million in the six months ended September 30, 2015, down from ¥105,954 million during the same period of the previous fiscal year. This change was primarily due to an increase in proceeds from sales of available-for-sale securities and an increase in principal payments received under direct financing leases, but partially offset by an increase in purchases of lease equipment compared to the same period of the previous fiscal year.

Cash flows used in financing activities were ¥26,861 million in the six months ended September 30, 2015 compared to the inflow of ¥17,390 million during the same period of the previous fiscal year. This change was primarily due to a net decrease in debt with maturities of three months or less compared to a net increase during the same period of the previous fiscal year and an increase in repayment of debt with maturities longer than three months, but partially offset by an increase proceeds from debt with maturities longer than three months.

(5) Challenges to be addressed

There were no significant changes for the six months ended September 30, 2015.

(6) Research and Development Activity

There were no significant changes in research and development activity for the six months ended September 30, 2015.

(7) Major facilities

There were no significant changes in major facilities for the six months ended September 30, 2015.

5.	Non-GAAP Financial Measures

Section 4 “Analysis of Financial Results and Condition” contains certain financial measures presented on a basis not in accordance with U.S. GAAP (commonly referred to as non-GAAP financial measures), including adjusted long-term debt, adjusted ORIX Corporation shareholders’ equity and adjusted total assets, as well as other measures or ratios calculated based on those measures, presented on an adjusted basis, which excludes payables under securitized leases, loan receivables and other assets and reverses the cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010.

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of September 30, 2015, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude the impact of consolidating certain VIEs on our assets and liabilities as a supplement to financial information calculated in accordance with U.S. GAAP enhances understanding of the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these accounting standards.

We provide these non-GAAP financial measures as supplemental information to our consolidated financial statements prepared in accordance with U.S. GAAP, and they should not be considered in isolation or as substitutes for the most directly comparable U.S. GAAP measures.

The tables set forth below provide reconciliations of these non-GAAP financial measures to the most directly comparable financial measures presented in accordance with U.S. GAAP as reflected in our consolidated financial statements for the periods provided.

		2015
		As of March 31,		As of September 30,
		(Millions of yen, except percentage data)
Total assets	(a)	¥11,443,628		¥11,080,559
Deduct: Payables under securitized leases, loan receivables and other assets*		291,635		337,323
Adjusted total assets	(b)	11,151,993		10,743,236

Short-term debt	(c)	284,785		310,550
Long-term debt	(d)	4,132,945		4,060,697
Deduct: Payables under securitized leases, loan receivables and other assets*		291,635		337,323
Adjusted long-term debt	(e)	3,841,310		3,723,374
Long- and short-term debt (excluding deposits)	(f)=(c)+(d)	4,417,730		4,371,247
Adjusted short- and long-term debt (excluding deposits)	(g)=(c)+(e)	4,126,095		4,033,924
ORIX Corporation shareholders’ equity	(h)	2,152,198		2,249,232
Deduct: The cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17,effective April 1, 2010		(3,060)		(2,802)
Adjusted ORIX Corporation shareholders’ equity	(i)	2,155,258		2,252,034
ORIX Corporation shareholders’ equity ratio	(h)/(a)	18.8%		20.3%
Adjusted ORIX Corporation shareholders’ equity ratio	(i)/(b)	19.3%		21.0%
D/E ratio	(f)/(h)	2.1	x	1.9	x
Adjusted D/E ratio	(g)/(i)	1.9	x	1.8	x
Long-term debt ratio	(d)/(f)	94%		93%
Adjusted long-term debt ratio	(e)/(g)	93%		92%

*	These deductions represent amounts recorded as liabilities and included in long-term debt on the consolidated balance sheets.

6.	Company Stock Information

(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Issued Shares, Common Stock and Additional Paid-in Capital

The number of issued shares, the amount of common stock and additional paid-in capital for the three months ended September 30, 2015 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Additional paid-in capital
Increase, net	September 30, 2015	Increase, net	September 30, 2015	Increase, net	September 30, 2015
2	1,324,049	¥2	¥220,458	¥2	¥247,637

(2) List of Major Shareholders

The following is a list of major shareholders based on our share registry as of September 30, 2015:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
Japan Trustee Services Bank, Ltd. (Trust Account) 1-8-11, Harumi, Chuo-ku, Tokyo	94,387	7.12%
The Master Trust Bank of Japan, Ltd. (Trust Account) 2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	73,667	5.56
JP MORGAN CHASE BANK 380055 270 PARK AVENUE, NEW YORK, NY 10017, UNITED STATES OF AMERICA	73,094	5.52
THE CHASE MANHATTAN BANK 385036 360 N. CRESCENT DRIVE BEVERLY HILLS, CA 90210 U.S.A.	37,097	2.80
Japan Trustee Services Bank, Ltd. (Trust Account 9) 1-8-11, Harumi, Chuo-ku, Tokyo	36,125	2.72
THE BANK OF NEW YORK MELLON SA/NV 10 RUE MONTOYERSTRAAT 46, 1000 BRUSSELS, BELGIUM	30,583	2.30
STATE STREET BANK AND TRUST COMPANY ONE LINCOLN STREET, BOSTON MA USA 02111	30,162	2.27
STATE STREET BANK AND TRUST COMPANY 505225 P.O. BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A.	22,760	1.71
CITIBANK, N.A.-NY, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS 388 GREENWICH STREET NEW YORK, NY 10013 USA	22,350	1.68
STATE STREET BANK WEST CLIENT—TREATY 505234 1776 HERITAGE DRIVE, NORTH QUINCY, MA 02171, U.S.A.	19,816	1.49

	440,046	33.23%

Notes:

(a)	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.

7.	Directors and Executive Officers

Between the filing date of Form 20-F for the fiscal year ended March 31, 2015 and September 30, 2015, there were no changes of directors and executive officers.

8.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	Millions of yen
Assets	March 31, 2015	September 30, 2015
Cash and Cash Equivalents	¥827,518	¥949,121
Restricted Cash	85,561	86,506
Investment in Direct Financing Leases	1,216,454	1,174,772
Installment Loans	2,478,054	2,491,670
(The amounts of ¥15,361 million as of March 31, 2015 and ¥15,794 million as of September 30, 2015 are measured at fair value by electing the fair value option under ASC 825.)
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(72,326)	(66,810)
Investment in Operating Leases	1,296,220	1,322,202
Investment in Securities	2,846,257	2,443,733
(The amounts of ¥16,891 million as of March 31, 2015 and ¥20,623 million as of September 30, 2015 are measured at fair value by electing the fair value option under ASC 825.)
Property under Facility Operations	278,100	281,170
Investment in Affiliates	378,087	468,208
Trade Notes, Accounts and Other Receivable	348,404	262,017
Inventories	165,540	149,825
Office Facilities	131,556	131,622
Other Assets	1,464,203	1,386,523
(The amounts of ¥36,038 million as of March 31, 2015 and ¥42,825 million as of September 30, 2015 are measured at fair value by electing the fair value option under ASC 825.)

Total Assets	¥11,443,628	¥11,080,559

Note: The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2015	September 30, 2015
Cash and Cash Equivalents	¥5,242	¥4,807
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	153,951	161,112
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	171,163	221,627
Investment in Operating Leases	252,234	232,680
Property under Facility Operations	39,153	49,832
Investment in Affiliates	11,905	12,429
Other	93,983	97,309

	¥727,631	¥779,796

	Millions of yen
Liabilities and Equity	March 31, 2015	September 30, 2015
Liabilities:
Short-Term Debt	¥284,785	¥310,550
Deposits	1,287,380	1,332,687
Trade Notes, Accounts and Other Payable	335,936	267,946
Policy Liabilities and Policy Account Balances	2,073,650	1,789,642
(The amounts of ¥1,254,483 million as of March 31, 2015 and ¥934,909 million as of September 30, 2015 are measured at fair value by electing the fair value option under ASC 825.)
Current and Deferred Income Taxes	345,514	364,198
Long-Term Debt	4,132,945	4,060,697
Other Liabilities	598,446	516,060

Total Liabilities	9,058,656	8,641,780

Redeemable Noncontrolling Interests	66,901	18,512

Commitments and Contingent Liabilities
Equity:
Common Stock	220,056	220,458
Additional Paid-in Capital	255,595	255,615
Retained Earnings	1,672,585	1,788,470
Accumulated Other Comprehensive Income	30,373	10,772
Treasury Stock, at Cost	(26,411)	(26,083)

ORIX Corporation Shareholders’ Equity	2,152,198	2,249,232

Noncontrolling Interests	165,873	171,035

Total Equity	2,318,071	2,420,267

Total Liabilities and Equity	¥11,443,628	¥11,080,559

Note:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2015	September 30, 2015
Trade Notes, Accounts and Other Payable	¥2,100	¥1,992
Long-Term Debt	454,216	501,899
Other	7,792	7,833

	¥464,108	¥511,724

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Revenues:
Finance revenues	¥91,183	¥101,244
Gains on investment securities and dividends	31,322	31,317
Operating leases	181,894	191,330
Life insurance premiums and related investment income	137,939	70,492
Sales of goods and real estate	158,176	395,426
Services income	355,121	380,385

Total revenues	955,635	1,170,194

Expenses:
Interest expense	36,725	35,858
Costs of operating leases	117,771	122,440
Life insurance costs	108,597	31,800
Costs of goods and real estate sold	141,402	351,461
Services expense	206,479	217,880
Other (income) and expense, net	2,007	4,555
Selling, general and administrative expenses	197,074	216,344
Provision for doubtful receivables and probable loan losses	1,975	2,948
Write-downs of long-lived assets	6,882	946
Write-downs of securities	1,754	3,482

Total expenses	820,666	987,714

Operating Income	134,969	182,480
Equity in Net Income of Affiliates	10,225	11,856
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	19,857	56,409
Bargain Purchase Gain	36,082	0

Income before Income Taxes and Discontinued Operations	201,133	250,745
Provision for Income Taxes	55,014	82,636

Income from Continuing Operations	146,119	168,109
Discontinued Operations:
Income from discontinued operations, net	463	0
Provision for income taxes	(166)	0

Discontinued operations, net of applicable tax effect	297	0

Net Income	146,416	168,109

Net Income Attributable to the Noncontrolling Interests	3,089	5,546

Net Income Attributable to the Redeemable Noncontrolling Interests	2,028	1,265

Net Income Attributable to ORIX Corporation Shareholders	¥141,299	¥161,298

Note	1.

Certain line items presented in the condensed consolidated statements of income have been reclassified starting from the three months ended December 31, 2014. For further information, see Note 2 “Significant Accounting and Reporting Policies (ai) Reclassifications.”

2.

Prior-year amounts have been adjusted for the retrospective elimination of a lag period that previously existed between DAIKYO and ORIX in fiscal 2015. For further information, see Note 1 “Significant Accounting and Reporting Policies (ah) Elimination of a lag period.”

3.

Pursuant to ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥141,002	¥161,298
Discontinued operations	297	0

Net income attributable to ORIX Corporation shareholders	¥141,299	¥161,298

	Yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥107.65	¥123.23
Discontinued operations	0.23	0

Net income attributable to ORIX Corporation shareholders	¥107.88	¥123.23

Diluted:
Income from continuing operations	¥107.49	¥123.11
Discontinued operations	0.23	0

Net income attributable to ORIX Corporation shareholders	¥107.72	¥123.11

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Revenues:
Finance revenues	¥45,073	¥51,617
Gains on investment securities and dividends	7,400	8,384
Operating leases	90,164	95,901
Life insurance premiums and related investment income	97,511	2,178
Sales of goods and real estate	105,099	218,850
Services income	185,053	187,140

Total revenues	530,300	564,070

Expenses:
Interest expense	18,001	17,835
Costs of operating leases	59,900	62,432
Life insurance costs	81,311	(11,256)
Costs of goods and real estate sold	93,967	196,680
Services expense	107,249	111,667
Other (income) and expense, net	3,973	6,796
Selling, general and administrative expenses	103,809	101,974
Provision for doubtful receivables and probable loan losses	1,732	2,337
Write-downs of long-lived assets	4,144	124
Write-downs of securities	1,654	1,533

Total expenses	475,740	490,122

Operating Income	54,560	73,948
Equity in Net Income of Affiliates	5,984	5,690
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	9	47,191
Bargain Purchase Gain	36,082	0

Income before Income Taxes and Discontinued Operations	96,635	126,829
Provision for Income Taxes	18,482	43,479

Income from Continuing Operations	78,153	83,350
Discontinued Operations:
Income from discontinued operations, net	362	0
Provision for income taxes	(130)	0

Discontinued operations, net of applicable tax effect	232	0

Net Income	78,385	83,350

Net Income Attributable to the Noncontrolling Interests	1,991	3,358

Net Income Attributable to the Redeemable Noncontrolling Interests	1,041	204

Net Income Attributable to ORIX Corporation Shareholders	¥75,353	¥79,788

Note	1.

Certain line items presented in the condensed consolidated statements of income have been reclassified starting from the three months ended December 31, 2014. For further information, see Note 2 “Significant Accounting and Reporting Policies (ai) Reclassifications.”

2.

Prior-year amounts have been adjusted for the retrospective elimination of a lag period that previously existed between DAIKYO and ORIX in fiscal 2015. For further information, see Note 1 “Significant Accounting and Reporting Policies (ah) Elimination of a lag period.”

3.

Pursuant to ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥75,121	¥79,788
Discontinued operations	232	0

Net income attributable to ORIX Corporation shareholders	¥75,353	¥79,788

	Yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥57.35	¥60.95
Discontinued operations	0.18	0

Net income attributable to ORIX Corporation shareholders	¥57.53	¥60.95

Diluted:
Income from continuing operations	¥57.27	¥60.89
Discontinued operations	0.18	0

Net income attributable to ORIX Corporation shareholders	¥57.45	¥60.89

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Net Income	¥146,416	¥168,109

Other comprehensive income (loss), net of tax:
Net change of unrealized losses on investment in securities	(2,770)	(13,814)
Net change of defined benefit pension plans	234	(461)
Net change of foreign currency translation adjustments	15,224	(3,140)
Net change of unrealized gains (losses) on derivative instruments	(62)	12

Total other comprehensive income (loss)	12,626	(17,403)

Comprehensive Income	159,042	150,706

Comprehensive Income Attributable to the Noncontrolling Interests	3,662	6,586

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	5,452	2,423

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥149,928	¥141,697

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Net Income	¥78,385	¥83,350

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	3,305	(6,533)
Net change of defined benefit pension plans	(30)	439
Net change of foreign currency translation adjustments	26,281	(14,136)
Net change of unrealized gains (losses) on derivative instruments	220	(105)

Total other comprehensive income (loss)	29,776	(20,335)

Comprehensive Income	108,161	63,015

Comprehensive Income Attributable to the Noncontrolling Interests	4,553	3,072

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	5,270	(63)

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥98,338	¥60,006

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Six months ended September 30, 2014

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥219,546	¥255,449	¥1,468,172	¥38	¥(23,859)	¥1,919,346	¥177,019	¥2,096,365

Contribution to subsidiaries						0	23,747	23,747
Transaction with noncontrolling interests		37				37	(13,672)	(13,635)
Comprehensive income, net of tax:
Net income			141,299			141,299	3,089	144,388
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(3,342)		(3,342)	572	(2,770)
Net change of defined benefit pension plans				102		102	132	234
Net change of foreign currency translation adjustments				11,889		11,889	(89)	11,800
Net change of unrealized losses on derivative instruments				(20)		(20)	(42)	(62)

Total other comprehensive income						8,629	573	9,202

Total comprehensive income						149,928	3,662	153,590

Cash dividends			(30,117)			(30,117)	(1,992)	(32,109)
Exercise of stock options	505	491				996	0	996
Acquisition of treasury stock					(3,423)	(3,423)	0	(3,423)
Other, net		(152)	(282)			(434)	0	(434)

Ending Balance	¥220,051	¥255,825	¥1,579,072	¥8,667	¥(27,282)	¥2,036,333	¥188,764	¥2,225,097

Six months ended September 30, 2015

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥220,056	¥255,595	¥1,672,585	¥30,373	¥(26,411)	¥2,152,198	¥165,873	¥2,318,071

Contribution to subsidiaries						0	4,405	4,405
Transaction with noncontrolling interests		(242)				(242)	(2,353)	(2,595)
Comprehensive income, net of tax:
Net income			161,298			161,298	5,546	166,844
Other comprehensive income (loss)
Net change of unrealized losses on investment in securities				(13,800)		(13,800)	(14)	(13,814)
Net change of defined benefit pension plans				(456)		(456)	(5)	(461)
Net change of foreign currency translation adjustments				(5,355)		(5,355)	1,057	(4,298)
Net change of unrealized gains on derivative instruments				10		10	2	12

Total other comprehensive income (loss)						(19,601)	1,040	(18,561)

Total comprehensive income						141,697	6,586	148,283

Cash dividends			(47,188)			(47,188)	(3,476)	(50,664)
Exercise of stock options	402	399				801	0	801
Acquisition of treasury stock					(1)	(1)	0	(1)
Disposition of treasury stock		(185)	(31)		329	113	0	113
Other, net		48	1,806			1,854	0	1,854

Ending Balance	¥220,458	¥255,615	¥1,788,470	¥10,772	¥(26,083)	¥2,249,232	¥171,035	¥2,420,267

Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 10 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Cash Flows from Operating Activities:
Net income	¥146,416	¥168,109
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	110,768	120,721
Provision for doubtful receivables and probable loan losses	1,975	2,948
Equity in net income of affiliates (excluding interest on loans)	(10,105)	(11,625)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(19,857)	(56,409)
Bargain Purchase Gain	(36,082)	0
Gains on sales of available-for-sale securities	(19,160)	(27,525)
Gains on sales of operating lease assets	(19,009)	(24,403)
Write-downs of long-lived assets	6,882	946
Write-downs of securities	1,754	3,482
Decrease (Increase) in restricted cash	(9,543)	632
Decrease in trading securities	168,438	327,205
Decrease (increase) in inventories	(7,569)	12,775
Decrease in trade notes, accounts and other receivable	2,838	6,613
Decrease in trade notes, accounts and other payable	(41,386)	(49,491)
Decrease in policy liabilities and policy account balances	(171,037)	(284,008)
Other, net	(5,917)	28,616

Net cash provided by operating activities	99,406	218,586

Cash Flows from Investing Activities:
Purchases of lease equipment	(418,894)	(473,809)
Principal payments received under direct financing leases	231,315	259,650
Installment loans made to customers	(564,920)	(533,751)
Principal collected on installment loans	506,356	497,453
Proceeds from sales of operating lease assets	132,229	128,423
Investment in affiliates, net	(29,147)	(12,826)
Proceeds from sales of investment in affiliates	7,320	11,287
Purchases of available-for-sale securities	(563,592)	(536,860)
Proceeds from sales of available-for-sale securities	326,113	376,635
Proceeds from redemption of available-for-sale securities	244,019	212,519
Purchases of held-to-maturity securities	(230)	(253)
Purchases of other securities	(18,048)	(12,109)
Proceeds from sales of other securities	23,577	24,265
Purchases of property under facility operations	(27,465)	(40,953)
Acquisitions of subsidiaries, net of cash acquired	(19,603)	(1,725)
Sales of subsidiaries, net of cash disposed	47,600	38,648
Other, net	17,416	(4,799)

Net cash used in investing activities	(105,954)	(68,205)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	37,338	(33,305)
Proceeds from debt with maturities longer than three months	618,404	688,531
Repayment of debt with maturities longer than three months	(626,710)	(704,304)
Net increase in deposits due to customers	11,735	45,314
Cash dividends paid to ORIX Corporation shareholders	(30,117)	(47,188)
Contribution from noncontrolling interests	1,697	5,467
Cash dividends paid to redeemable noncontrolling interests	(1,597)	(11,272)
Net increase in call money	10,000	32,500
Other, net	(3,360)	(2,604)

Net cash provided by (used in) financing activities	17,390	(26,861)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	3,404	(1,917)

Net increase in Cash and Cash Equivalents	14,246	121,603

Cash and Cash Equivalents at Beginning of Period	818,039	827,518

Cash and Cash Equivalents at End of Period	¥832,285	¥949,121

Note:

Certain line items presented in the condensed consolidated statements of cash flows have been changed starting from the three months ended December 31, 2014. For further information, see Note 2 “Significant Accounting and Reporting Policies (ai) Reclassifications.”

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for the accounting for stock splits (see Note 2 (n)).

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2015 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate leases or loans are being deferred and amortized as yield adjustments over the life of related direct financing leases or loans by using interest method.

Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.

(c) Accounting for life insurance operations

Based on ASC 944 (“Financial Services—Insurance”), certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts, or deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(d) Accounting for goodwill and other intangible assets in business combination

Under U.S. GAAP, goodwill and intangible assets that have indefinite useful lives are not amortized, but assessed at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for contingent consideration in business combination

Under U.S. GAAP, contingent consideration issued in a business combination that is classified as a liability is recognized at fair value at the acquisition date and subsequently remeasured to fair value, with changes in fair value recognized in earnings until the contingency is resolved.

Under Japanese GAAP, contingent consideration is recognized as additional acquisition cost and goodwill is additionally recognized when it becomes most probable to deliver and its fair value becomes reasonably determinable.

(f) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial gain (loss) is amortized using a corridor test.

Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.

(g) Reporting on discontinued operations

Under U.S. GAAP, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the financial results of discontinued operations and disposal gain or loss, net of applicable income tax effects, are presented as a separate line item from continuing operations in the consolidated statements of income. Results of these discontinued operations from prior periods are reclassified as income from discontinued operations in each prior period presented in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented separately from continuing operations.

(h) Sale of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(i) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on ASC 230 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

(j) Securitization of financial assets

Under U.S. GAAP, an enterprise is required to perform analysis to determine whether or not to consolidate special-purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to an SPE that needs to be consolidated, the transaction is not accounted for as a sale but accounted for as a secured borrowing.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

(k) Fair value option

Under U.S. GAAP, an entity is permitted to elect at specified election dates to measure eligible financial assets and liabilities at their fair value and to report subsequent changes in the fair value in earnings.

Under Japanese GAAP, there is no accounting standard for fair value option.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to ASC 810-10-25-2 to 14 (“Consolidation—The Effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810 (“Consolidation”).

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 3), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the recognition and measurement of impairment of long-lived assets (see (g)), the recognition and measurement of impairment of investment in securities (see (h)), the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the recognition and measurement of impairment of goodwill and intangible assets that have indefinite useful lives (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal period. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectability is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Finance Revenues—Finance revenues mainly include revenues for direct financing leases and installment loans. The policies applied to direct financing leases and installment loans are described hereinafter.

(1) Revenues from direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Revenues from installment loans

Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

(3) Non-accrual policy

In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual loans and lease receivables to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

Gains on investment securities and dividends—Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends is established.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥506,801 million and ¥512,596 million as of March 31, 2015 and September 30, 2015, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

Estimates of residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete and actual recovery being experienced for similar used equipment.

Sales of goods and real estate—

(1) Sales of goods

The Company and its subsidiaries sell to their customers various types of goods, including precious metals and jewels, and aftermarket parts and accessories for vehicles. Revenues from such sales of goods are recognized when persuasive evidence of an arrangement exists, delivery has occurred, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the goods and assumed the risks and rewards of ownership. Revenues are recognized net of estimated sales returns and incentives.

(2) Real estate sales

Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

Services income—Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered to the customer, the transaction price is fixed or determinable and collectability is reasonably assured. The policies applied to asset management, servicing and automobile maintenance services are described hereinafter.

(1) Revenues from asset management and servicing

The Company and its subsidiaries provide to our customers investment management services for investments in financial assets, and asset management as well as maintenance and administrative services for investments in real estate properties. The Company and its subsidiaries also perform servicing on behalf of our customers. The Company and its subsidiaries receive fees for those services from our customers.

Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized when transactions occur or services are rendered and the amounts are fixed or determinable and collectability of which is reasonably assured. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contracts. Certain subsidiaries recognize revenues from performance fees when earned based on the performance of the asset under management while other subsidiaries recognize revenues from performance fees on an accrual basis over the period in which services are performed. Performance fees are calculated based on the predetermined percentages on the performance of the assets under management in accordance with the contracts.

(2) Revenues from automobile maintenance services

The Company and its subsidiaries provide automobile maintenance services to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are recognized over the contract period in proportion to the estimated service costs to be incurred.

(e) Insurance and reinsurance transactions

Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. A certain subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

The insurance contracts sold by a certain subsidiary consist of variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investments in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts in accordance with ASC 825 (“Financial Instruments”) and changes in the fair value are recognized in life insurance costs.

The subsidiary provides minimum guarantees to variable annuity and variable life policyholders where it is exposed to the risk of compensating losses incurred by the policyholders to the extent required by the contracts. To avoid the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to the reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts (See Note 19 “Derivative financial instruments and hedging”). The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option under ASC 825 (“Financial Instruments”) for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which is included in other assets in the consolidated balance sheets.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the accumulation of account deposits plus interest based on expected rate and fair value adjustments relating to the acquisition of a subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360 (“Property, Plant, and Equipment”). Under ASC 360, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office buildings, condominiums, golf courses and other properties under facility operations, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option under ASC 825 (“Financial Instruments”).

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the Company’s share, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option under ASC 825 (“Financial Instruments”).

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on the issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within six months.

For debt securities, where the fair value is less than the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When the Company and its subsidiaries deem a debt security to be other-than-temporarily impaired, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value of the debt securities in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, when the Company and its subsidiaries determine the decline in value is other than temporary, the Company and its subsidiaries reduce the carrying value of the security to the fair value and charge against income losses related to these other securities in situations.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations for the six months ended September 30, 2014 and 2015 were 27.4% and 33.0%, respectively. These rates are 19.2% and 34.3% for the three months ended September 30, 2014 and 2015, respectively. For the six months ended September 30, 2014, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 26%, an Inhabitant tax of approximately 5% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of approximately 35.9%. For the six months ended September 30, 2015, as a result of the tax reforms as discussed in the following paragraph, the National Corporation tax was reduced from approximately 26% to approximately 24% and accordingly, the statutory income tax rate was reduced to approximately 33.5%. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, non-taxable income for tax purposes, the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan, a change in valuation allowance and the bargain purchase gain.

On March 31, 2015, the 2015 tax reform bill was passed by the National Diet of Japan. From a fiscal years beginning on April 1, 2015, the national tax rate and the local business tax rate were reduced, and as a result, the combined statutory income tax rate for the fiscal year beginning on April 1, 2015 was reduced from approximately 35.9% to approximately 33.5%, and the combined statutory income tax rate for a fiscal years beginning on April 1, 2016 will be further reduced to approximately 32.9%. In addition, tax loss carry-forward rules were amended, and the deductible amount of tax losses carried forward for the fiscal years beginning on April 1, 2015 and April 1, 2016 became limited to 65% of taxable income for the year, compared to 80% for the previous fiscal year. From the fiscal years beginning on April 1, 2017, the deductible limit of tax losses carried forward will be further reduced to 50% of taxable income for the year, while from fiscal years beginning on April 1, 2017, the tax loss carry-forward period will be extended from nine years to ten years.

The Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss carryforward, or similar tax loss or tax credit carryforward, rather than as a liability. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the condensed consolidated statements of income.

The Company and certain subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to trusts or SPEs that issue asset-backed beneficial interests and securities to the investors.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810 (“Consolidation”), trusts or SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”), and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

Changes in the fair value of derivatives that are held for trading purposes or held for the purpose of economic hedges, and the ineffective portion of changes in fair value of derivatives that qualify as a hedge, are recorded in earnings.

For all hedging relationships that are designated and qualify as hedging, at inception the Company and its subsidiaries formally document the details of the hedging relationship and the hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code became unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of September 30, 2015 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S. GAAP.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans and others.

(q) Installment loans

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or fair value determined on an individual basis, except loans held for sale for which the fair value option under ASC 825 (“Financial Instruments”) was elected. A subsidiary elected the fair value option under ASC 825 on its loans held for sale originated on or after October 1, 2011. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2015 and September 30, 2015 were ¥15,613 million and ¥18,507 million, respectively. There were ¥15,361 million and ¥15,794 million of loans held for sale as of March 31, 2015 and September 30, 2015, respectively, measured at fair value by electing the fair value option.

(r) Property under facility operations

Property under facility operations consist primarily of operating facilities (including golf courses, hotels and training facilities and senior housings) and environmental assets (including mega solar), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥60,999 million and ¥61,965 million as of March 31, 2015 and September 30, 2015, respectively.

(s) Trade notes, accounts and other receivable

Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets and payment made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts.

(t) Inventories

Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandises for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the first-in first-out (FIFO) method. As of March 31, 2015, and September 30, 2015, residential condominiums under development were ¥97,320 million and ¥81,933 million, respectively, and completed residential condominiums and merchandises for sale were ¥68,220 million and ¥67,892 million, respectively.

The company and its subsidiaries recorded ¥3,065 million and ¥29 million of write-downs principally on residential condominiums under development for the six months ended September 30, 2014 and 2015, respectively, resulting from an increase in development costs and/or a decrease in expected sales price. The amounts of such write-downs for the three months ended September 30, 2014 and 2015 were ¥3,063 million and ¥27 million respectively. These write-downs were principally recorded in costs of goods and real estate sold and included in the Real Estate segment and the Investment and Operation segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥44,443 million and ¥42,919 million as of March 31, 2015 and September 30, 2015, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), reinsurance recoverables in relation to reinsurance contracts (see (e)), deferred insurance policy acquisition costs which are amortized over the contract periods (see (e)), leasehold deposits, advance payments made in relation to purchases of assets to be leased and construction of real estate for operating lease, prepaid benefit cost, derivative assets and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles”).

ASC 805 requires that all business combinations be accounted for using the acquisition method. It also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

The Company and its subsidiaries may perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, then the Company and/or subsidiaries perform the second step of the goodwill impairment test by comparing implied the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill.

The Company and its subsidiaries may perform a qualitative assessment to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360 (“Property, Plant, and Equipment”).

The amount of goodwill was ¥372,615 million and ¥313,416 million as of March 31, 2015 and September 30, 2015, respectively.

The amount of other intangible assets was ¥425,012 million and ¥387,404 million as of March 31, 2015 and September 30, 2015, respectively.

(x) Trade notes, accounts and other payable

Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased and other assets and deposits received mainly for withholding income tax.

(y) Other Liabilities

Other liabilities include primarily interest, bonus accrued expense and accrued benefit liability, advances received from lessees in relation to lease contracts, deposit received from real estate transaction and derivative liabilities.

(z) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(aa) Advertising

The costs of advertising are expensed as incurred.

(ab) Discontinued operations

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal or a classification as held for sale of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company and its subsidiaries early adopted this Update on April 1, 2014. In accordance with this Update, the Company and its subsidiaries report a disposal of a component or a group of components of the Company and its subsidiaries in discontinued operations if the disposal represents a strategic shift which has (or will have) a major effect on the Company and its subsidiaries’ operations and financial results when the component or group of components is disposed by sale or classified as held for sale on or after April 1, 2014.

Accounting Standards Update 2014-08 does not apply to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during the six months ended September 30, 2014 and the three months ended September 30, 2014, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries and business units, which were classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying condensed consolidated statements of income in accordance with ASC 205-20 prior to the early adoption of the update.

(ac) Earnings per share

Basic earnings per share is computed by dividing income attributable to ORIX Corporation shareholders from continuing operations and net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period and diluted earnings per share, which reflects the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.

(ad) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries

Additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ae) Redeemable noncontrolling interests

Noncontrolling interests in a certain subsidiary are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-s99-3A) (“Classification and Measurement of Redeemable Securities”).

(af) Issuance of stock by an affiliate

When an affiliate issues stock to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ag) New accounting pronouncements

In January 2014, Accounting Standards Update 2014-04 (“Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)) was issued. This Update clarifies when a creditor is considered to have received physical possession resulting from an in substance repossession or foreclosure of residential real estate property collateralizing a consumer mortgage loan. Additionally, this Update requires an entity to disclose the amount of foreclosed residential real estate property and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2014. The amendments should be applied on either a prospective basis or a modified retrospective basis. Early adoption is permitted. The Company and its subsidiaries adopted this Update on April 1, 2015. The adoption had no material effect on the Company and its subsidiaries’ results of operations or financial position.

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued. The core principle of this Update is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply a five-step model to determine when to recognize revenue, and in what amount. The five steps to apply the model are:

•	Identify the contract(s) with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when (or as) the entity satisfies a performance obligation

This Update requires an entity to disclose more information about contracts with customers than under the current disclosure requirements. The Update is effective for fiscal years, and interim periods within those years beginning after December 15, 2017. Early adoption is permitted only for the fiscal year beginning after December 15, 2016, and interim periods within the fiscal year. An entity should apply the amendments in this Update using either a retrospective method or a cumulative-effect method. The entity using the retrospective method may elect some optional expedients to simplify a full retrospective basis. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying this Update as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In June 2014, Accounting Standards Update 2014-11 (“Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures”—ASC 860 (“Transfers and Servicing”)) was issued. This Update requires an entity to account for repurchase-to-maturity transactions as secured borrowings. This Update eliminates the guidance on repurchase financing transactions in ASC 860-10-40-42 through 40-47 and requires the transferor and transferee to symmetrically account for the initial transfer of the financial asset as a sale (provided that derecognition conditions are met) and purchase, respectively. Additionally, this Update requires new disclosure requirements related to certain transfers of financial assets that are accounted for as sales and certain transfers accounted for as secured borrowings. The Company and its subsidiaries adopted this Update for accounting on January 1, 2015, and for new disclosure on April 1, 2015. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In June 2014, Accounting Standards Update 2014-12 (“Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”—ASC 718 (“Compensation—Stock Compensation”)) was issued. This Update requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. The amendments in this Update should be applied on either a prospective basis or a modified retrospective basis. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2014, Accounting Standards Update 2014-13 (“Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity”—ASC 810 (“Consolidation”)) was issued. This Update permits the parent of the consolidated collateralized financing entity (“CFE”) within the scope of this Update to measure the CFE’s financial assets and liabilities based on either the fair value of the financial assets or financial liabilities, whichever has the more observable inputs. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. Early adoption is permitted as of the beginning of a fiscal year. An entity should apply the amendments in this Update using either a modified retrospective approach or a full retrospective approach. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In August 2014, Accounting Standards Update 2014-14 (“Classification of Certain Government -Guaranteed Mortgage Loans Upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)) was issued. This Update requires creditors to classify certain foreclosed government guaranteed mortgage loans as a receivable from the guarantor that is measured at the amount expected to be recovered under the guarantee, without treating the guarantee as a separate unit of account. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2014. An entity should apply the amendments in this Update using either a prospective transition method or a modified retrospective transition method. The transition method must be consistent with that applied by the entity for Accounting Standards Update 2014-04 (“Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)). Early adoption is permitted only if the entity has already adopted Accounting Standards Update 2014-04. The Company and its subsidiaries adopted this Update on April 1, 2015. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2014, Accounting Standards Update 2014-15 (“Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”—ASC 205-40 (“Presentation of Financial Statements—Going Concern”)) was issued. This Update requires an entity to perform a going concern assessment by evaluating their ability to meet obligations for a look-forward period of one year from the financial statement issuance date (or date the financial statements are available to be issued). Disclosures are required if it is probable an entity will be unable to meet its obligations within the look-forward period. Incremental substantial doubt disclosure is required if the probability is not mitigated by management’s plans. This Update is effective for the first fiscal years ending after December 15, 2016 and interim periods thereafter. Early adoption is permitted. The Update only relates to certain disclosure requirements and the adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In November 2014, Accounting Standards Update 2014-16 (“Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity”—ASC 815 (“Derivatives and Hedging”)) was issued. This Update requires an issuer or an investor of hybrid financial instruments issued in the form of a share to determine whether the nature of the host contract is more akin to debt or to equity by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The amendments in this Update should be applied on a modified retrospective basis to all existing hybrid financial instruments in the form of a share as of the beginning of the fiscal year of adoption. Retrospective application is permitted to all relevant prior periods. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In January 2015, Accounting Standards Update 2015-01 (“Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”—ASC 225-20 (“Income Statement—Extraordinary and Unusual Items”)) was issued. This Update eliminates the concept of extraordinary items from U.S. GAAP, but does not change the current presentation and disclosure requirements for material events or transactions that are unusual in nature or infrequent in occurrence. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. The amendments in this Update should be applied on either a prospective basis or a retrospective basis. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations will depend on future transactions.

In February 2015, Accounting Standards Update 2015-02 (“Amendments to the Consolidation Analysis”—ASC 810 (“Consolidation”)) was issued. This Update requires an entity to change the way to evaluate whether reporting entities should consolidate limited partnerships and similar legal entities, fees paid to a decision maker or service provider are variable interest in a VIE, and variable interests in a VIE held by related parties of the reporting entity require the reporting entity to consolidate the VIE. Additionally, the amendments in this Update rescind the indefinite deferral of FASB Statement No.167 (“Amendments to FASB Interpretation No.46(R)”), included in Accounting Standards Update 2010-10 (ASC 810 (“Consolidation”)) for certain investment companies and similar entities. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. A reporting entity is permitted to apply the amendments in this Update using either a modified retrospective approach or a full retrospective approach. Early adoption is permitted. If an entity adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In April 2015, Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) was issued. This Update requires that debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to the presentation of debt discounts or premiums. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. Retrospective application is required to all relevant prior periods. Early adoption is permitted for financial statements that have not been previously issued. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In July 2015, Accounting Standards Update 2015-11 (“Simplifying the Measurement of Inventory”—ASC 330 (“Inventory”)) was issued. This Update applies to all inventory except for which is measured using last-in, first-out (LIFO) or the retail inventory method, and requires an entity to measure inventory at the lower of cost and net realizable value. Additionally, this Update defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2016. The amendments in this Update should be applied on a prospective basis. Early adoption is permitted. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In September 2015, Accounting Standards Update 2015-16 (“Simplifying the Accounting for Measurement-Period Adjustments”—ASC 805 (“Business Combinations”)) was issued. This Update requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. This Update is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The amendments in this Update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update. Early application is permitted for financial statements that have not yet been issued. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations and financial position will depend on future transactions.

(ah) Elimination of lag period

Since its acquisition on February 27, 2014, the Company had been consolidating DAIKYO on a lag basis. In order to reflect DAIKYO’s financial position and results of operations and cash flows in the Company’s consolidated financial statements in a concurrent manner, the Company eliminated the lag period and has aligned the fiscal year end of DAIKYO with the Company’s fiscal year end of March 31 during the year ended March 31, 2015.

Because the elimination of a lag period represents a change in accounting principle, the Company retrospectively adjusted the prior year’s consolidated financial statements for the effects of the lag accounting.

The segment information in the Note 23 (“Segment Information”) has been restated giving effect to these changes to conform to DAIKYO’s fiscal year end of March 31, 2015.

(ai) Reclassifications

Certain line items presented in the condensed consolidated balance sheets, the condensed consolidated statements of income and the condensed consolidated statements of cash flows have been changed starting from the three months ended December 31, 2014. These changes aim to reflect fairly the changing revenues structure of the Company and its subsidiaries on the consolidated financial statements, which has resulted from continued diversification in our business activities and also an increase in the number of consolidated subsidiaries acquired in recent years. Corresponding to these changes, the presented amounts in the condensed consolidated statements of income and the condensed consolidated statements of cash flows for the previous fiscal year have also been reclassified retrospectively as follows to conform to the presentation for the six and three months ended September 30, 2015.

(Condensed Consolidated Statements of Income)

•

“Direct financing leases” and “Interest on loans and investment securities” have been presented as “Finance revenues.” Certain finance-related revenues previously included in “Other operating revenues” in the amount of ¥1,603 million and ¥649 million for the six and three months ended September 30, 2014 have been included in “Finance revenues.”

•	“Brokerage commissions and net gains on investment securities” has been changed to “Gains on investment securities and dividends.”

•	“Gains (losses) on sales of real estate under operating leases” has been reclassified and combined into “Operating leases.”

•

“Real estate sales” and “Sales of goods” have been reclassified and combined into “Sales of goods and real estate.” “Costs of real estate sales” and “Costs of goods sold” have been reclassified and combined into “Costs of goods and real estate sold.”

•

“Revenues from asset management and servicing” and part of the service-related revenues in the amount of ¥263,167 million and ¥137,318 million for the six and three months ended September 30, 2014 previously classified under “Other operating revenues” have been reclassified into “Services income.” “Expenses from asset management and servicing” and part of service-related expenses in the amount of ¥181,423 million and ¥94,502 million for the six and three months ended September 30, 2014 previously classified under “Other operating expenses” have been reclassified into “Services expense.”

•

“Foreign currency transaction loss (gain), net” and revenues and expenses other than service-related previously classified under “Other operating revenues” in the amount of ¥(2,860) million and ¥106 million for the six and three months ended September 30, 2014 and “Other operating expenses” in the amount of ¥3,379 million and ¥3,079 million for the six and three months ended September 30, 2014, as well as part of expenses previously classified under “Selling, general and administrative expenses” in the amount of ¥61 million and ¥(121) million for the six and three months ended September 30, 2014, have been reclassified and combined into “Other (income) and expense, net.”

(Condensed Consolidated Statements of Cash flows)

•

“Gains on sales of real estate under operating lease” and “Gains on sales of operating lease assets other than real estate” have been combined and presented as “Gains on sales of operating lease assets” in cash flows from operating activities.

•

“Decrease in trade notes, accounts and other receivable” previously included in “Decrease (Increase) in other receivables” has separately been presented. A part of assets in the amount of ¥(27,403) million for the six months ended September 30, 2014 previously included in “Decrease (Increase) in other receivables” has been reclassified into “Other, net” in cash flows from operating activities.

•

“Decrease in trade notes, accounts and other payable” previously included in “Decrease in trade notes, accounts payable and other liabilities” has separately been presented. A part of liabilities in the amount of ¥3,634 million for the six months ended September 30, 2014 previously included in “Decrease in trade notes, accounts payable and other liabilities” has been reclassified into “Other, net” in cash flows from operating activities.

•	“Decrease in accrued expenses” has been reclassified into “Other, net” in cash flows from operating activities.

•

“Purchases of other operating assets” has been changed to “Purchases of property under facility operations.” A part of assets in the amount of ¥(1,646) million for the six months ended September 30, 2014 previously included in “Purchases of other operating assets” has been reclassified into “Other, net” in cash flows from investing activities.

The following table provides information about “Finance revenues” for the six and three months ended September 30, 2014 and 2015:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Direct financing leases	¥29,825	¥35,032
Interest on loans	54,451	58,293
Interest on investment securities	5,304	6,002
Other	1,603	1,917

Finance revenues	¥91,183	¥101,244

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Direct financing leases	¥14,591	¥19,329
Interest on loans	27,097	28,314
Interest on investment securities	2,736	3,043
Other	649	931

Finance revenues	¥45,073	¥51,617

The following table provides information about Gains on sales of real estate under operating leases included in “Operating leases” for the six and three months ended September 30, 2014 and 2015:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Gains on sales of real estate under operating leases	¥9,123	¥14,694

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Gains on sales of real estate under operating leases	¥2,821	¥6,386

The following table provides information about “Sales of goods and real estate” and “Costs of goods and real estate sold” for the six and three months ended September 30, 2014 and 2015:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Sales of goods	¥119,682	¥323,625
Real estate sales	38,494	71,801

Sales of goods and real estate	¥158,176	¥395,426

Costs of goods sold	¥102,257	¥290,343
Costs of real estate sales	39,145	61,118

Costs of goods and real estate sold	¥141,402	¥351,461

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Sales of goods	¥78,373	¥177,865
Real estate sales	26,726	40,985

Sales of goods and real estate	¥105,099	¥218,850

Costs of goods sold	¥67,217	¥162,153
Costs of real estate sales	26,750	34,527

Costs of goods and real estate sold	¥93,967	¥196,680

The following table provides information about “Services income” and “Services expense” for the six and three months ended September 30, 2014 and 2015:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Revenues from asset management and servicing	¥91,954	¥105,232
Revenues from automobile related business	32,370	38,085
Revenues from facilities management related business	58,137	56,422
Revenues from environment and energy related business	32,248	41,328
Revenues from real estate management and contract work	80,183	81,911
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	31,884	22,983
Other	28,345	34,424

Services income	¥355,121	¥380,385

Expenses from asset management and servicing	¥25,056	¥28,651
Expenses from automobile related business	20,769	22,752
Expenses from facilities management related business	49,469	46,054
Expenses from environment and energy related business	26,410	34,575
Expenses from real estate management and contract work	72,749	72,983
Other	12,026	12,865

Services expense	¥206,479	¥217,880

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Revenues from asset management and servicing	¥47,735	¥52,008
Revenues from automobile related business	16,569	18,985
Revenues from facilities management related business	31,225	27,177
Revenues from environment and energy related business	13,360	22,707
Revenues from real estate management and contract work	44,653	43,948
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	16,798	5,426
Other	14,713	16,889

Services income	¥185,053	¥187,140

Expenses from asset management and servicing	¥12,747	¥13,895
Expenses from automobile related business	10,697	11,151
Expenses from facilities management related business	26,272	21,713
Expenses from environment and energy related business	10,858	19,116
Expenses from real estate management and contract work	39,926	39,279
Other	6,749	6,513

Services expense	¥107,249	¥111,667

3.	Fair Value Measurements

The Company and its subsidiaries adopted ASC 820 (“Fair Value Measurement”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1:	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3:	Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading securities, available-for-sale securities, certain investment funds, derivatives, certain reinsurance recoverables, certain contingent consideration, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and September 30, 2015:

March 31, 2015

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥15,361	¥0	¥15,361	¥0
Trading securities	1,190,131	50,902	1,139,229	0
Available-for-sale securities	1,356,840	130,519	1,129,270	97,051
Japanese and foreign government bond securities	527,592	0	527,592	0
Japanese prefectural and foreign municipal bond securities	161,477	0	161,477	0
Corporate debt securities	287,613	0	287,613	0
Specified bonds issued by SPEs in Japan	7,280	0	0	7,280
CMBS and RMBS in the Americas	69,976	0	47,318	22,658
Other asset-backed securities and debt securities	147,970	0	81,718	66,252
Equity securities*3	154,932	130,519	23,552	861
Other securities	8,723	0	0	8,723
Investment funds*4	8,723	0	0	8,723
Derivative assets	25,123	6	13,247	11,870
Interest rate swap agreements	890	0	890	0
Options held/written and other	12,103	0	233	11,870
Futures, foreign exchange contracts	5,719	6	5,713	0
Foreign currency swap agreements	6,411	0	6,411	0
Netting*5	(2,858)	0	0	0
Net derivative assets	22,265	0	0	0
Other assets	36,038	0	0	36,038
Reinsurance recoverables*6	36,038	0	0	36,038

	¥2,632,216	¥181,427	¥2,297,107	¥153,682

Liabilities:
Derivative liabilities	¥29,619	¥762	¥28,857	¥0
Interest rate swap agreements	1,221	0	1,221	0
Options written and other	6,177	0	6,177	0
Futures, foreign exchange contracts	12,268	762	11,506	0
Foreign currency swap agreements	9,788	0	9,788	0
Credit derivatives held	165	0	165	0
Netting*5	(2,858)	0	0	0
Net derivative Liabilities	26,761	0	0	0
Accounts Payable	5,533	0	0	5,533
Contingent consideration	5,533	0	0	5,533
Policy Liabilities and Policy Account Balances	1,254,483	0	0	1,254,483
Variable annuity and variable life insurance contracts*7	1,254,483	0	0	1,254,483

	¥1,289,635	¥762	¥28,857	¥1,260,016

September 30, 2015

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale *1	¥15,794	¥0	¥15,794	¥0
Trading securities	862,456	41,905	820,551	0
Available-for-sale securities	1,297,770	109,993	1,094,644	93,133
Japanese and foreign government bond securities *2	483,477	4,047	479,430	0
Japanese prefectural and foreign municipal bond securities	176,540	0	176,540	0
Corporate debt securities	370,636	0	370,631	5
Specified bonds issued by SPEs in Japan	5,893	0	0	5,893
CMBS and RMBS in the Americas	79,395	0	50,862	28,533
Other asset-backed securities and debt securities	59,414	0	712	58,702
Equity securities *3	122,415	105,946	16,469	0
Other securities	10,017	0	0	10,017
Investment funds *4	10,017	0	0	10,017
Derivative assets	34,167	460	26,307	7,400
Interest rate swap agreements	1,958	0	1,958	0
Options held/written and other	8,289	0	889	7,400
Futures, foreign exchange contracts	12,701	460	12,241	0
Foreign currency swap agreements	11,123	0	11,123	0
Credit derivative held	96	0	96	0
Netting *5	(3,616)	0	0	0
Net derivative assets	30,551	0	0	0
Other assets	42,825	0	0	42,825
Reinsurance recoverables *6	42,825	0	0	42,825

	¥2,263,029	¥152,358	¥1,957,296	¥153,375

Liabilities:
Derivative liabilities	¥15,740	¥157	¥15,583	¥0
Interest rate swap agreements	5,097	0	5,097	0
Options written and other	2,458	0	2,458	0
Futures, foreign exchange contracts	3,519	157	3,362	0
Foreign currency swap agreements	4,568	0	4,568	0
Credit derivatives held	98	0	98	0
Netting *5	(3,616)	0	0	0
Net derivative Liabilities	12,124	0	0	0
Accounts Payable	3,739	0	0	3,739
Contingent consideration	3,739	0	0	3,739
Policy Liabilities and Policy Account Balances	934,909	0	0	934,909
Variable annuity and variable life insurance contracts *7	934,909	0	0	934,909

	¥954,388	¥157	¥15,583	¥938,648

*1

A subsidiary elected the fair value option under ASC 825 (“Financial Instrument”) on the loans held for sale originated on or after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “Other (income) and expense, net” in the consolidated statements of income were a loss of ¥56 million and a gain of ¥24 million from the change in the fair value of the loans for the six months ended September 30, 2014 and 2015, respectively. Included in “Other (income) and expense, net” in the consolidated statements of income were a loss of ¥55 million and a gain of ¥181 million from the change in the fair value of the loans for the three months ended September 30, 2014 and 2015, respectively. No gains or losses were recognized in earnings during the six months ended September 30, 2014 and 2015, attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2015, were ¥14,431 million and ¥15,361 million, respectively, and the amount of aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥930 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of September 30, 2015, were ¥14,842 million and ¥15,794 million, respectively, and the amount of aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥952 million. As of March 31, 2015 and September 30, 2015, there were no loans that are 90 days or more past due, in non-accrual status, or both.

*2

A subsidiary that has newly become a consolidated subsidiary of the Company during the three months ended September 30, 2015, elected the fair value option under ASC 825 (“Financial Instruments”) for investments in foreign government bond securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income was a loss of ¥6 million from the change in the fair value of those investments for the three months ended September 30, 2015. The amounts of aggregate fair value elected the fair value option was ¥4,047 million as of September 30, 2015.

*3

A subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for investments in equity securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a gain of ¥236 million and a loss of ¥316 million from the change in the fair value of those investments for the six months ended September, 30, 2014 and 2015, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a gain of ¥16 million and a loss of ¥302 million from the change in the fair value of those investments for the three months ended September, 30, 2014 and 2015, respectively. The amounts of aggregate fair value elected the fair value option were ¥8,168 million and ¥6,559 million as of March 31, 2015 and September 30, 2015, respectively.

*4

Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for investments in some funds. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a gain of ¥507 million and a loss of ¥16 million from the change in the fair value of those investments for the six months ended September 30, 2014 and 2015. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a gain of ¥339 million and a loss of ¥7 million from the change in the fair value of those investments for the three months ended September 30, 2014 and 2015. The amounts of aggregate fair value were ¥8,723 million and ¥10,017 million as of March 31, 2015 and September 30, 2015, respectively.

*5	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*6

Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets was ¥36,038 million and ¥42,825 million as of March 31, 2015 and September 30, 2015, respectively. For the effect of changes in the fair value of those reinsurance recoverables on earnings during the six and three months ended September 30, 2014 and 2015, see Note 15 “Life Insurance Operations.”

*7

A subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for the entire variable annuity and variable life insurance contracts held in order to match the earnings recognized for the changes in fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances was ¥1,254,483 million and ¥934,909 million as of March 31, 2015 and September 30, 2015, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the six and three months ended September 30, 2014 and 2015, see Note 15 “Life Insurance Operations.”

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the six months ended September 30, 2014 and 2015, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2014 and 2015:

Six months ended September 30, 2014

	Millions of yen
	Balance at April 1, 2014	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net) *5	Balance at September 30, 2014	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2014 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥84,001	¥(1,300)	¥4,549	¥3,249	¥26,344	¥(628)	¥(15,735)	¥(20,438)	¥76,793	¥(378)
Corporate debt securities	661	7	4	11	0	(15)	(501)	0	156	0
Specified bonds issued by SPEs in Japan	6,772	3	84	87	700	0	(1,219)	0	6,340	3
CMBS and RMBS in the Americas	17,833	(56)	1,332	1,276	12,743	0	(2,154)	(20,438)	9,260	18
Other asset-backed securities and debt securities	58,735	(1,254)	3,129	1,875	12,901	(613)	(11,861)	0	61,037	(399)
Other securities	6,317	475	448	923	5,202	(3,337)	0	0	9,105	475
Investment funds	6,317	475	448	923	5,202	(3,337)	0	0	9,105	475
Derivative assets and liabilities (net)	2,486	(8,807)	0	(8,807)	23,959	0	(2,082)	0	15,556	(8,807)
Options held/written and other	2,486	(8,807)	0	(8,807)	23,959	0	(2,082)	0	15,556	(8,807)
Other assets	0	(11,375)	0	(11,375)	67,030	0	(155)	0	55,500	(11,375)
Reinsurance recoverables *6	0	(11,375)	0	(11,375)	67,030	0	(155)	0	55,500	(11,375)
Accounts payable	2,833	(3,126)	0	(3,126)	0	0	(47)	0	5,912	(3,126)
Contingent consideration	2,833	(3,126)	0	(3,126)	0	0	(47)	0	5,912	(3,126)
Policy Liabilities and Policy Account Balances	0	(31,746)	0	(31,746)	1,765,444	0	(221,859)	0	1,575,331	(31,746)
Variable annuity and variable life insurance contracts *7	0	(31,746)	0	(31,746)	1,765,444	0	(221,859)	0	1,575,331	(31,746)

Six months ended September 30, 2015

	Millions of yen
	Balance at April 1, 2015	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net) *5	Balance at September 30, 2015	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2015 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥97,051	¥411	¥(1,636)	¥(1,225)	¥22,187	¥(11,961)	¥(12,050)	¥(869)	¥93,133	¥(748)
Corporate debt securities	0	1	0	1	5	(1)	0	0	5	0
Specified bonds issued by SPEs in Japan	7,280	2	21	23	0	0	(1,410)	0	5,893	42
CMBS and RMBS in the Americas	22,658	61	(277)	(216)	10,810	(1,901)	(2,818)	0	28,533	(778)
Other asset- backed securities and debt securities	66,252	347	(1,388)	(1,041)	11,372	(10,059)	(7,822)	0	58,702	(12)
Equity securities	861	0	8	8	0	0	0	(869)	0	0
Other securities	8,723	(225)	(31)	(256)	2,010	(460)	0	0	10,017	(208)
Investment funds	8,723	(225)	(31)	(256)	2,010	(460)	0	0	10,017	(208)
Derivative assets and liabilities (net)	11,870	(3,961)	0	(3,961)	3,055	0	(3,564)	0	7,400	(3,961)
Options held/written and other	11,870	(3,961)	0	(3,961)	3,055	0	(3,564)	0	7,400	(3,961)
Other asset	36,038	1,127	0	1,127	5,834	0	(174)	0	42,825	1,127
Reinsurance recoverables *6	36,038	1,127	0	1,127	5,834	0	(174)	0	42,825	1,127
Accounts payable	5,533	1,794	0	1,794	0	0	0	0	3,739	1,794
Contingent consideration	5,533	1,794	0	1,794	0	0	0	0	3,739	1,794
Policy Liabilities and Policy Account Balances	1,254,483	39,582	0	39,582	0	0	(279,992)	0	934,909	39,582
Variable annuity and variable life insurance contracts *7	1,254,483	39,582	0	39,582	0	0	(279,992)	0	934,909	39,582

*1

Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” and gains and losses from accounts payable are included in “Other (income) and expense, net” respectively. Also, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.

*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities.”
*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.
*6

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*7

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

For the six months ended September 30, 2014, CMBS totaling ¥20,438 million were transferred from Level 3 to Level 2, since the inputs such as trading price and/or bid price became observable due to the market returning to active and the bonds invested being more liquid with actual observable trades and/or active dealer bids. For the six months ended September 30, 2015, equity securities totaling ¥869 million were transferred from Level 3 to Level 2, since the inputs became observable.

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the three months ended September 30, 2014 and 2015, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended September 30, 2014 and 2015:

Three months ended September 30, 2014

	Millions of yen
	Balance at June 30, 2014	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net) *5	Balance at September 30, 2014	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2014 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥97,273	¥(1,327)	¥4,304	¥2,977	¥3,805	¥(15)	¥(6,809)	¥(20,438)	¥76,793	¥(398)
Corporate debt securities	164	6	1	7	0	(15)	0	0	156	0
Specified bonds issued by SPEs in Japan	7,282	2	69	71	0	0	(1,013)	0	6,340	2
CMBS and RMBS in the Americas	28,502	(48)	1,133	1,085	1,506	0	(1,395)	(20,438)	9,260	18
Other asset-backed securities and debt securities	61,325	(1,287)	3,101	1,814	2,299	0	(4,401)	0	61,037	(418)
Other securities	10,768	296	602	898	583	(3,144)	0	0	9,105	296
Investment funds	10,768	296	602	898	583	(3,144)	0	0	9,105	296
Derivative assets and liabilities (net)	5,174	(10,542)	0	(10,542)	22,145	0	(1,221)	0	15,556	(10,542)
Options held/written and other	5,174	(10,542)	0	(10,542)	22,145	0	(1,221)	0	15,556	(10,542)
Other assets	0	(11,375)	0	(11,375)	67,030	0	(155)	0	55,500	(11,375)
Reinsurance recoverables *6	0	(11,375)	0	(11,375)	67,030	0	(155)	0	55,500	(11,375)
Accounts payable	2,420	(3,539)	0	(3,539)	0	0	(47)	0	5,912	(3,539)
Contingent consideration	2,420	(3,539)	0	(3,539)	0	0	(47)	0	5,912	(3,539)
Policy liabilities and Policy Account Balances	0	(31,746)	0	(31,746)	1,765,444	0	(221,859)	0	1,575,331	(31,746)
Variable annuity and variable life insurance contracts *7	0	(31,746)	0	(31,746)	1,765,444	0	(221,859)	0	1,575,331	(31,746)

Three months ended September 30, 2015

	Millions of yen
	Balance at June 30, 2015	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net) *5	Balance at September 30, 2015	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2015 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥96,025	¥329	¥(3,166)	¥(2,837)	¥10,013	¥(6,379)	¥(3,689)	¥0	¥93,133	¥(733)
Corporate debt securities	0	1	0	1	5	(1)	0	0	5	0
Specified bonds issued by SPEs in Japan	5,947	1	(2)	(1)	0	0	(53)	0	5,893	41
CMBS and RMBS in the Americas	24,772	(7)	(548)	(555)	5,923	0	(1,607)	0	28,533	(749)
Other asset- backed securities and debt securities	65,306	334	(2,616)	(2,282)	4,085	(6,378)	(2,029)	0	58,702	(25)
Other securities	9,208	(213)	(203)	(416)	1,523	(298)	0	0	10,017	(196)
Investment funds	9,208	(213)	(203)	(416)	1,523	(298)	0	0	10,017	(196)
Derivative assets and liabilities (net)	7,242	(803)	0	(803)	1,938	0	(977)	0	7,400	(803)
Options held/written and other	7,242	(803)	0	(803)	1,938	0	(977)	0	7,400	(803)
Other asset	33,221	6,902	0	6,902	2,781	0	(79)	0	42,825	6,902
Reinsurance recoverables *6	33,221	6,902	0	6,902	2,781	0	(79)	0	42,825	6,902
Accounts payable	2,989	(750)	0	(750)	0	0	0	0	3,739	(750)
Contingent consideration	2,989	(750)	0	(750)	0	0	0	0	3,739	(750)
Policy Liabilities and Policy Account Balances	1,101,566	41,236	0	41,236	0	0	(125,421)	0	934,909	41,236
Variable annuity and variable life insurance contracts *7	1,101,566	41,236	0	41,236	0	0	(125,421)	0	934,909	41,236

*1

Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” and gains and losses from accounts payable are included in “Other (income) and expense, net” respectively. Also, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.

*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities.”
*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.
*6

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*7

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

For the three months ended September 30, 2014, CMBS totaling ¥20,438 million were transferred from Level 3 to Level 2, since the inputs such as trading price and/or bid price became observable due to the market returning to active and the bonds invested being more liquid with actual observable trades and/or active dealer bids. There were no transfers in or out of Level 3 in the three months ended September 30, 2015.

The following table presents recorded amounts of assets measured at fair value on a nonrecurring basis as of March 31, 2015 and September 30, 2015. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

March 31, 2015

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥21,537	¥0	¥0	¥21,537
Investment in operating leases and property under facility operations	67,500	0	0	67,500
Land and buildings undeveloped or under construction	8,084	0	0	8,084
Certain investment in affiliates	1,220	0	0	1,220
Goodwill	2,435	0	0	2,435

	¥100,776	¥0	¥0	¥100,776

September 30, 2015
	Millions of yen
	Total carrying value in consolidated balance sheets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥19,905	¥0	¥0	¥19,905
Investment in operating leases and property under facility operations	2,676	0	0	2,676

	¥22,581	¥0	¥0	¥22,581

The following is a description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

Valuation process

The Company and its subsidiaries determine fair value of Level 3 assets and liabilities by using valuation techniques, such as internally developed models, or using third-party pricing information. Internally developed models include the discounted cash flow methodologies and direct capitalization methodologies. To measure the fair value of the assets and liabilities, the Company and its subsidiaries select the valuation technique which best reflects the nature, characteristics and risks of each asset and liability. The appropriateness of valuation methods and unobservable inputs is verified when measuring fair values of the assets and liabilities by using internally developed models. The Company and its subsidiaries also use third-party pricing information to measure the fair value of certain assets and liabilities. In that case, the Company and its subsidiaries verify the appropriateness of the prices by monitoring available information about the assets and liabilities, such as current conditions of the assets or liabilities, as well as surrounding market information. When these prices are determined to be able to reflect the nature, characteristics and risks of assets and liabilities reasonably, the Company and its subsidiaries use these prices as fair value of the assets and liabilities.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the Americas are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and property under facility operations and land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.

Trading securities, Available-for-sale securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries judged that there has been increased overall trading activity, and the Company and its subsidiaries classified these securities as Level 2 for those securities that were measured at fair value based on the observable inputs such as trading price and/or bit price. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds are not traded in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use discounted cash flow methodologies that incorporates significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs in Japan, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs in Japan. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodologies) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

Certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as Level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

Reinsurance recoverables

Certain subsidiaries of the Company have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Contingent consideration

The Company will be required to pay certain contingent consideration described in Note 4 “Acquisitions and divestitures” depending on the future performance of a certain asset management business of the acquired subsidiary, and the Company recognizes a liability for the contingent consideration at its estimated fair value. The fair value of the contingent consideration is classified as Level 3 because the Company measures its fair value using a Monte Carlo model based on inputs that are unobservable in the market.

Variable annuity and variable life insurance contracts

A subsidiary of the Company has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market and are categorized as trading securities. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Goodwill

The Company and its subsidiaries mainly use discounted cash flow methodologies and the business enterprise value multiples methodologies to measure the fair value of goodwill. The fair value of goodwill is classified as Level 3 because unobservable inputs are used in the methodologies.

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and September 30, 2015.

	March 31, 2015
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale securities
Specified bonds issued by SPEs in Japan	¥2,543	Discounted cash flows	Discount rate	0.9% – 3.6% (2.2%)
	4,737	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	22,658	Discounted cash flows	Discount rate	13.6% – 32.4% (18.2%)
			Probability of default	0.0% – 22.0% (7.2%)
Other asset-backed securities and debt securities	7,583	Discounted cash flows	Discount rate	1.2% – 32.4% (13.2%)
			Probability of default	0.8% – 1.3% (1.0%)
	58,669	Appraisals/Broker quotes	—	—
Equity securities	861	Discounted cash flows	Discount rate	6.2% (6.2%)
Other securities
Investment funds	8,723	Internal cash flows	Discount rate	12.0% – 28.0% (15.8%)
Derivative assets
Options held/written and other	7,982	Discounted cash flows	Discount rate	10.0% – 15.0% (11.8%)
	3,888	Appraisals/Broker quotes	—	—
Other assets
Reinsurance recoverables	36,038	Discounted cash flows	Discount rate	(0.1)% – 0.8% (0.2%)
			Mortality rate	0.0% – 100.0% (1.3%)
			Lapse rate	1.5% – 54.0% (20.8%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total	¥153,682

Liabilities:
Accounts payable
Contingent consideration	¥5,533	Monte Carlo simulation	Discount rate	13.9% (13.9%)
Policy liabilities and Policy Account Balances
Valuable annuity and variable life insurance contracts	1,254,483	Discounted cash flows	Discount rate	(0.1)% – 0.8% (0.2%)
			Mortality rate	0.0% – 100.0% (1.3%)
			Lapse rate	1.5% – 54.0% (20.8%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total	¥1,260,016

	September 30, 2015
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale securities
Corporate debt securities	¥5	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	1,267	Discounted cash flows	Discount rate	0.9% (0.9%)
	4,626	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	28,533	Discounted cash flows	Discount rate	13.6% – 32.4% (17.8%)
			Probability of default	0.0% – 20.6% (8.2%)
Other asset-backed securities and debt securities	7,023	Discounted cash flows	Discount rate	1.1% – 32.4% (13.3%)
			Probability of default	0.8% – 1.2% (1.0%)
	51,679	Appraisals/Broker quotes	—	—
Other securities
Investment funds	10,017	Internal cash flows	Discount rate	12.0% – 28.0% (15.8%)
Derivative assets
Options held/written and other	3,977	Discounted cash flows	Discount rate	10.0% – 15.0% (11.6%)
	3,423	Appraisals/Broker quotes	—	—
Other assets
Reinsurance recoverables	42,825	Discounted cash flows	Discount rate	(0.2)% – 0.7% (0.1%)
			Mortality rate	0.0% – 100.0% (0.9%)
			Lapse rate	1.5% – 54.0% (17.8%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (99.4%)

Total	¥153,375

Liabilities:
Accounts payable
Contingent consideration	¥3,739	Monte Carlo simulation	Discount rate	13.9% (13.9%)
Policy liabilities and Policy Account Balances
Valuable annuity and variable life insurance contracts	934,909	Discounted cash flows	Discount rate	(0.2)% – 0.7% (0.1%)
			Mortality rate	0.0% – 100.0% (1.0%)
			Lapse rate	1.5% – 54.0% (17.4%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (85.9%)

Total	¥938,648

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis as of March 31, 2015 and September 30, 2015.

	March 31, 2015
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥21,537	Discounted cash flows	Discount rate	5.8% – 12.0% (9.5%)
		Direct capitalization	Capitalization rate	5.5% – 16.5% (10.4%)
Investment in operating leases and property under facility operations	25,732	Discounted cash flows	Discount rate	4.1% – 15.0% (5.1%)
	41,768	Appraisals	—	—
Land and buildings undeveloped or under construction	8,084	Discounted cash flows	Discount rate	5.3% – 10.1% (9.2%)
Certain investment in affiliates	1,220	Discounted cash flows	Discount rate	9.8% (9.8%)
Goodwill	2,435	Discounted cash flows	—	—
		Business enterprise value multiples	—	—

	¥100,776

	September 30, 2015
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥19,905	Discounted cash flows	Discount rate	5.6% – 10.9% (8.4%)
		Direct capitalization	Capitalization rate	5.9% – 17.0% (9.9%)
Investment in operating leases and property under facility operations	379	Discounted cash flows	Discount rate	10.0% (10.0%)
	2,297	Appraisals	—	—

	¥22,581

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Acquisitions and divestitures

(1) Robeco Groep N.V. acquisition

On July 1, 2013, the Company acquired approximately 90.01% of the total voting equity interests of Robeco Groep N.V. (Head office: Rotterdam, the Netherlands, hereinafter, “Robeco”) from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Head office: Utrecht, the Netherlands). As a result, Robeco became a consolidated subsidiary of the Company. Robeco, a mid-size global asset manager, offers a mix of investment solutions in a broad range of strategies to institutional and private investors worldwide.

The Company is required to pay contingent consideration depending on the future performance of a certain section of asset management business for each of Robeco’s fiscal years until the fiscal year ending in December 2015. The estimated fair value of such contingent consideration was ¥5,176 million, which was included in the total consideration transferred. The estimated fair value of the contingent consideration was ¥5,533 million and ¥3,739 million as of March 31, 2015 and September 30, 2015, respectively. The changes in its fair value during the six months ended September 30, 2014 and 2015 were increased by ¥3,126 million and decreased by ¥1,794 million, respectively. The decrease of ¥47 million during the six months ended September 30, 2014 was due to a settlement. The changes in its fair value during the three months ended September 30, 2014 and 2015 were increased by ¥3,539 million and increased by ¥750 million, respectively. The decrease of ¥47 million during the three months ended September 30, 2014 was due to a settlement. The changes in the fair value are included in other (income) and expense, net in the Company’s consolidated statements of income. The Company believes that the change in such consideration is not expected to be significant.

(2) Hartford Life Insurance K.K. acquisition

On July 1, 2014, the Company’s wholly owned subsidiary, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), acquired the entire outstanding shares of Hartford Life Insurance K.K. (Head office: Minato-ku, Tokyo, Japan, Business description: Life insurance business and reinsurance business, hereinafter, “HLIKK”), a subsidiary of The Hartford Financial Services Group, Inc. in accordance with the share purchase agreement executed between the Company and Hartford Life, Inc. (Head office: Simsbury, Connecticut, U.S.A.), a subsidiary of The Hartford Financial Services Group, Inc. as of April 28, 2014 in order to enhance its capital strength and improve the soundness of its management, in view of accelerating its growth. As a result, HLIKK became a consolidated subsidiary of the Company. HLIKK has discontinued selling insurance products since June 2009.

In addition, on July 1, 2015, HLIKK was merged into ORIX Life Insurance.

The total amount of acquisition consideration was ¥98,355 million, of which amount ¥97,676 million was paid in cash on July 1, 2014. An additional consideration of ¥679 million was paid in cash on December 3, 2014, as a result of the acquisition price adjustment calculated based on HLIKK’s net assets as of June 30, 2014 pursuant to the share purchase agreement.

Transaction costs of ¥1,441 million were included in selling, general and administrative expenses in the Company’s consolidated statements of income for prior periods.

The Company allocated the acquisition consideration to HLIKK’s respective assets acquired and liabilities assumed, and recorded the identified assets and liabilities based on their fair values at the acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”).

The Company finalized the purchase price allocation during the three months ended June 30, 2015. As a result, the following table provides fair value amounts allocated to assets acquired and liabilities assumed of HLIKK.

In connection with this acquisition, the Company recognized the identifiable assets acquired and the liabilities assumed at their fair value, and recognized an excess of the fair value of the net assets acquired over the fair value of the consideration transferred as a bargain purchase gain of ¥36,082 million for the previous fiscal year, which is separately reported in the consolidated statements of income during the three months ended September 30, 2014.

Millions of yen
Fair value amounts of assets and liabilities
Cash and Cash Equivalents	¥69,244
Installment Loans	282
Investment in Securities	1,847,536
Trade Notes, Accounts and Other Receivable	66,340
Office Facilities	351
Other Assets	319,244

Total Assets	2,302,997

Short-Term Debt	25,000
Trade Notes, Accounts and Other Payable	3,979
Policy Liabilities and Policy Account Balances	2,125,257
Current and Deferred Income Taxes	8,413
Other Liabilities	5,911

Total Liabilities	2,168,560

Net	134,437

Fair values of consideration transferred	98,355

Bargain purchase gain	¥36,082

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2013, the beginning of the year ended March 31, 2014:

Millions of yen
Six months ended September 30, 2014
Total revenues	¥998,085
Income from Continuing Operations	152,533

Total revenues and loss from continuing operations of HLIKK included in the Company’s consolidated statements of income for the six months ended September 30, 2014 were ¥70,677 million and ¥969 million, respectively.

The unaudited supplemental pro forma financial information is based on estimates and assumptions that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date. The Company elected the fair value option to account for variable annuity and variable life insurance contracts at the acquisition date; however, it cannot reasonably calculate their fair values prior to the acquisition date as if the fair value option were retrospectively applied. Thus, the unaudited supplemental pro forma financial information is prepared in accordance with ASC 944 (“Financial Services—Insurance”) without applying the fair value option accounting.

(3) Other acquisitions

During fiscal 2015, the Company and its subsidiaries acquired entities other than HLIKK which were individually immaterial business combinations but were considered collectively material. The total amount of the acquisitions consideration was ¥102,621 million, which was paid mainly in cash.

The Company allocated the acquisition consideration to the entities’ respective assets acquired and liabilities assumed and recorded the identified assets, liabilities and noncontrolling interest based on their fair values at the acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”). The fair value of noncontrolling interest is estimated based on the acquisition consideration taking into account an appraisal value using a binominal option pricing model.

The following table provides preliminary fair value amounts allocated to assets acquired and liabilities assumed of the acquired entities. The amount of goodwill and intangible assets other than goodwill could possibly be adjusted because certain of the acquisitions were made near the fiscal year-end and the purchase price allocations have not been completed yet. However, the final purchase price allocations are not expected to differ materially from the current valuation.

Millions of yen
Provisional fair value amounts of assets, liabilities and noncontrolling interests
Cash and Cash Equivalents	¥32,234
Property under Facility Operations	9,289
Trade Notes, Accounts and Other Receivable	37,359
Inventories	21,249
Office Facilities	3,250
Other Assets	158,370
Other	1,359

Total Assets	263,110

Short-Term Debt	4,140
Trade Notes, Accounts and Other Payable	33,963
Current and Deferred Income Taxes	24,457
Long-Term Debt	45,739
Other Liabilities	26,165

Total Liabilities	134,464

Noncontrolling interests	26,025

Aggregate fair value of considerations transferred	¥102,621

Goodwill with a preliminary value of ¥79,872 million and other intangible assets of ¥60,839 million that were identified in connection with the acquisitions are included in other assets in the Company’s consolidated balance sheet as of September, 30, 2015. Goodwill is calculated as the excess of considerations transferred and the fair value of noncontrolling interest over the net assets recognized at fair value. Goodwill represents the future growth of the ORIX Group from new revenue streams arising from the consolidation of the entities and synergies with the Company’s existing assets and businesses. Goodwill is not deductible for tax purposes. Goodwill and other intangible assets recorded in connection with the acquisitions are included in the Corporate Financial Services segment, the Investment and Operation segment and the Overseas Business segment.

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisitions had occurred as of April 1, 2014, the beginning of the year ended March, 31 2015:

Millions of yen
Six months ended September 30, 2014
Total revenues	¥1,090,044
Income from Continuing Operations	151,890

Total revenues and income from continuing operations of newly consolidated subsidiaries included in the Company’s consolidated statements of income for the six months ended September 30, 2014 were ¥56,962 million and ¥1,250 million, respectively

The unaudited supplemental pro forma financial information is based on estimates and assumptions that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date.

There were no material acquisitions during the six months ended September 30, 2015.

(4) Divestitures

Gains on sales of subsidiaries and affiliates and liquidation losses, net for the six months ended September 30, 2014 and 2015 amounted to ¥19,857 million and ¥56,409 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the six months ended September 30, 2014 mainly consisted of ¥18,104 million in the Overseas Business segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the six months ended September 30, 2015 mainly consisted of ¥46,492 million in the Overseas Business segment and ¥9,189 million in the Investment and Operating segment.

Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended September 30, 2014 and 2015 amounted to ¥9 million and ¥47,191 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended September 30, 2015 mainly consisted of ¥46,506 million in the Overseas Business segment.

The Company sold 71.9% of the common shares of a consolidated subsidiary, STX Energy Co., Ltd. (presently GS E&R Corp., hereinafter, “STX Energy”) to a third-party during the three months ended June 30, 2014. The Company retains a 25% interest in STX Energy, which became an equity method affiliate from the three months ended June 30, 2014. The sale of the controlling interest resulted in a gain of ¥14,883 million, and the remeasurement of the retained interest to its fair value resulted in a gain of ¥1,329 million, both of which were included in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net during the three months ended June 30, 2014. The fair value of the retained interest was remeasured based on the sale proceed adjusted for a control premium.

The Company and its subsidiaries sold to third parties all of the shares of certain consolidated subsidiaries during the three months ended June 30, 2015. As a result of the sales, the Company and its subsidiaries recognized a gain of ¥8,739 million in gains on sales of subsidiaries and affiliates and liquidation losses, net in the consolidated statement of income for the six months ended September 30, 2015.

During the three months ended September 30 2015, ORIX USA Corporation (hereinafter, “OUC”), a wholly owned subsidiary of the Company, sold 14.7% of its shares of Class A common stock of Houlihan Lokey, Inc. (hereinafter, “HL”), a subsidiary of OUC, through the initial public offering (hereinafter, “IPO”), concurrently allotting its shares to HL’s management and other employees. OUC retains a 33.0% interest in HL’s Class A common stock and thus HL became an equity method investee during the three months ended September 30, 2015. The partial sale of the ownership interest resulted in a gain of ¥10,498 million, and the remeasurement of the retained interest to its fair value due to a loss of control resulted in a gain of ¥29,087 million, both of which were included in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net during the three months ended September 30, 2015. The fair value of the retained interest was remeasured based on the sale price in the IPO.

5.	Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries apply ASC 310 (“Receivables”), which requires an entity to provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses as of March 31, 2015, for the six and three months ended September 30, 2014 and for the six and three months ended September 30, 2015:

	Six months ended September 30, 2014
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate		Purchased loans *1
	Consumer	Non-recourse loans	Other
Allowance for Credit Losses:
Beginning Balance	¥13,473	¥9,047	¥32,744	¥14,148	¥15,384	¥84,796
Provision charged to income	2,765	(958)	(588)	(616)	1,372	1,975
Charge-offs	(3,635)	(68)	(3,338)	(1,834)	(1,592)	(10,467)
Recoveries	627	0	408	311	27	1,373
Other *2	68	(588)	244	97	298	119

Ending Balance	¥13,298	¥7,433	¥29,470	¥12,106	¥15,489	¥77,796

Individually Evaluated for Impairment	2,886	6,823	20,083	10,078	0	39,870
Not Individually Evaluated for Impairment	10,412	610	9,387	2,028	15,489	37,926

Financing receivables :
Ending Balance	¥1,273,174	¥139,818	¥913,512	¥43,969	¥1,145,763	¥3,516,236

Individually Evaluated for Impairment	11,736	16,954	56,322	18,324	0	103,336
Not Individually Evaluated for Impairment	1,261,438	122,864	857,190	25,645	1,145,763	3,412,900

	Three months ended September 30, 2014
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥13,615	¥8,623	¥31,175	¥12,962	¥15,201	¥81,576
Provision	1,261	(701)	497	(317)	992	1,732
Charge-offs	(2,228)	(18)	(2,545)	(741)	(1,063)	(6,595)
Recoveries	588	0	40	115	16	759
Other *2	62	(471)	303	87	343	324

Ending balance	¥13,298	¥7,433	¥29,470	¥12,106	¥15,489	¥77,796

	As of March 31, 2015
	Millions of yen
	Loans
		Corporate			Direct financing leases	Total
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for credit losses:
Ending balance	¥12,585	¥8,148	¥25,672	¥10,717	¥15,204	¥72,326

Individually evaluated for impairment	2,606	7,751	15,541	8,481	0	34,379
Not Individually Evaluated for Impairment	9,979	397	10,131	2,236	15,204	37,947

Financing receivables:
Ending balance	¥1,330,353	¥124,768	¥965,028	¥42,292	¥1,216,454	¥3,678,895

Individually evaluated for impairment	11,993	22,032	51,793	15,216	0	101,034
Not individually evaluated for impairment	1,318,360	102,736	913,235	27,076	1,216,454	3,577,861

	Six months ended September 30, 2015
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥12,585	¥8,148	¥25,672	¥10,717	¥15,204	¥72,326
Provision (Reversal)	3,280	(244)	(110)	(786)	808	2,948
Charge-offs	(3,781)	(247)	(2,740)	(620)	(1,795)	(9,183)
Recoveries	858	0	275	243	13	1,389
Other *4	67	(5)	(120)	(125)	(487)	(670)

Ending balance	¥13,009	¥7,652	¥22,977	¥9,429	¥13,743	¥66,810

Individually evaluated for impairment	2,666	7,303	12,683	7,020	0	29,672
Not individually evaluated for impairment	10,343	349	10,294	2,409	13,743	37,138

Financing receivables :
Ending balance	¥1,383,285	¥98,547	¥958,500	¥32,831	¥1,174,772	¥3,647,935

Individually evaluated for impairment	13,047	19,628	41,019	12,378	0	86,072
Not individually evaluated for impairment	1,370,238	78,919	917,481	20,453	1,174,772	3,561,863

	Three months ended September 30, 2015
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning Balance	¥12,651	¥7,969	¥24,386	¥9,720	¥14,716	¥69,442
Provision (Reversal)	1,905	(14)	(5)	(244)	695	2,337
Charge-offs	(2,124)	(145)	(1,269)	(178)	(1,125)	(4,839)
Recoveries	511	0	144	243	1	897
Other *3	66	(158)	(279)	(112)	(544)	(1,027)

Ending balance	¥13,009	¥7,652	¥22,977	¥9,429	¥13,743	¥66,810

*1

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

*2	Other mainly includes foreign currency translation adjustments and decrease in allowance related to newly consolidated subsidiaries.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and direct financing leases. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the impaired loans as of March 31, 2015 and September 30, 2015:

	March 31, 2015
		Millions of yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded *1:		¥18,404	¥18,359	¥0
Consumer borrowers		450	407	0
	Housing loans	450	407	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		17,954	17,952	0
Non-recourse loans	Japan	4,975	4,975	0
	The Americas	0	0	0
Other	Real estate companies	5,167	5,167	0
	Entertainment companies	892	892	0
	Other	6,920	6,918	0
Purchased loans		0	0	0
With an allowance recorded *2 :		82,630	79,418	34,379
Consumer borrowers		11,543	9,737	2,606
	Housing loans	4,907	3,118	1,689
	Card loans	3,741	3,731	566
	Other	2,895	2,888	351
Corporate borrowers		55,871	54,465	23,292
Non-recourse loans	Japan	310	310	64
	The Americas	16,747	16,747	7,687
Other	Real estate companies	15,940	15,708	5,099
	Entertainment companies	3,580	3,548	1,429
	Other	19,294	18,152	9,013
Purchased loans		15,216	15,216	8,481

Total:		¥101,034	¥97,777	¥34,379

Consumer borrowers		11,993	10,144	2,606

	Housing loans	5,357	3,525	1,689

	Card loans	3,741	3,731	566

	Other	2,895	2,888	351

Corporate borrowers		73,825	72,417	23,292

Non-recourse loans	Japan	5,285	5,285	64

	The Americas	16,747	16,747	7,687

Other	Real estate companies	21,107	20,875	5,099

	Entertainment companies	4,472	4,440	1,429

	Other	26,214	25,070	9,013

Purchased loans		15,216	15,216	8,481

	September 30, 2015
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1:		¥9,753	¥9,728	¥0
Consumer borrowers		638	616	0
	Housing loans	638	616	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		9,115	9,112	0
Non-recourse loans	Japan	0	0	0
	The Americas	0	0	0
Other	Real estate companies	3,126	3,126	0
	Entertainment companies	785	785	0
	Other	5,204	5,201	0
Purchased loans		0	0	0
With an allowance recorded *2:		76,319	74,382	29,672
Consumer borrowers		12,409	11,351	2,666
	Housing loans	4,613	3,574	1,562
	Card loans	4,020	4,009	627
	Other	3,776	3,768	477
Corporate borrowers		51,532	50,653	19,986
Non-recourse loans	Japan	5,077	5,077	65
	The Americas	14,551	14,551	7,238
Other	Real estate companies	11,443	11,318	3,328
	Entertainment companies	2,920	2,889	1,119
	Other	17,541	16,818	8,236
Purchased loans		12,378	12,378	7,020

Total:		¥86,072	¥84,110	¥29,672

Consumer borrowers		13,047	11,967	2,666

	Housing loans	5,251	4,190	1,562

	Card loans	4,020	4,009	627

	Other	3,776	3,768	477

Corporate borrowers		60,647	59,765	19,986

Non-recourse loans	Japan	5,077	5,077	65

	The Americas	14,551	14,551	7,238

Other	Real estate companies	14,569	14,444	3,328

	Entertainment companies	3,705	3,674	1,119

	Other	22,745	22,019	8,236

Purchased loans		12,378	12,378	7,020

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the six and three months ended September 30, 2014 and 2015:

Six months ended September 30, 2014
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥11,728	¥142	¥105
	Housing loans	6,739	89	64
	Card loans	3,175	30	23
	Other	1,814	23	18
Corporate borrowers		88,436	1,243	944
Non-recourse loans	Japan	6,539	0	0
	The Americas	14,852	260	260
Other	Real estate companies	23,880	275	214
	Entertainment companies	6,771	135	82
	Other	36,394	573	388
Purchased loans		20,739	0	0

Total		¥120,903	¥1,385	¥1,049

Six months ended September 30, 2015
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥12,426	¥130	¥104
	Housing loans	5,217	57	47
	Card loans	3,885	38	29
	Other	3,324	35	28
Corporate borrowers		66,121	544	536
Non-recourse loans	Japan	5,148	5	5
	The Americas	15,509	194	194
Other	Real estate companies	17,375	113	113
	Entertainment companies	4,031	58	58
	Other	24,058	174	166
Purchased loans		13,811	0	0

Total		¥92,358	¥674	¥640

Three months ended September 30, 2014
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥11,695	¥76	¥60
	Housing loans	6,451	50	36
	Card loans	3,287	14	13
	Other	1,957	12	11
Corporate borrowers		82,179	424	358
Non-recourse loans	Japan	5,875	0	0
	The Americas	13,761	101	101
Other	Real estate companies	21,386	53	52
	Entertainment companies	6,243	29	29
	Other	34,914	241	176
Purchased loans		19,571	0	0

Total		¥113,445	¥500	¥418

Three months ended September 30, 2015
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥12,645	¥70	¥58
	Housing loans	5,148	34	26
	Card loans	3,958	18	16
	Other	3,539	18	16
Corporate borrowers		62,271	267	263
Non-recourse loans	Japan	5,080	3	3
	The Americas	14,890	98	98
Other	Real estate companies	15,510	59	59
	Entertainment companies	3,811	31	31
	Other	22,980	76	72
Purchased loans		13,109	0	0

Total		¥88,025	¥337	¥321

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2015 and September 30, 2015:

March 31, 2015
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,311,725	¥11,993	¥6,635	¥18,628	¥1,330,353
	Housing loans	1,050,531	5,357	3,898	9,255	1,059,786
	Card loans	238,660	3,741	824	4,565	243,225
	Other	22,534	2,895	1,913	4,808	27,342
Corporate borrowers		1,015,971	73,825	0	73,825	1,089,796
Non-recourse loans	Japan	36,250	5,285	0	5,285	41,535
	The Americas	66,486	16,747	0	16,747	83,233
Other	Real estate companies	235,493	21,107	0	21,107	256,600
	Entertainment companies	101,701	4,472	0	4,472	106,173
	Other	576,041	26,214	0	26,214	602,255
Purchased loans		27,706	15,216	0	15,216	42,292
Direct financing leases		1,201,081	0	15,373	15,373	1,216,454
	Japan	819,592	0	10,293	10,293	829,885
	Overseas	381,489	0	5,080	5,080	386,569

Total		¥3,555,853	¥101,034	¥22,008	¥123,042	¥3,678,895

September 30, 2015
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,364,466	¥13,047	¥5,772	¥18,819	¥1,383,285
	Housing loans	1,095,444	5,251	2,444	7,695	1,103,139
	Card loans	248,272	4,020	735	4,755	253,027
	Other	20,750	3,776	2,593	6,369	27,119
Corporate borrowers		996,400	60,647	0	60,647	1,057,047
Non-recourse loans	Japan	23,156	5,077	0	5,077	28,233
	The Americas	55,763	14,551	0	14,551	70,314
Other	Real estate companies	243,127	14,569	0	14,569	257,696
	Entertainment companies	105,864	3,705	0	3,705	109,569
	Other	568,490	22,745	0	22,745	591,235
Purchased loans		20,453	12,378	0	12,378	32,831
Direct financing leases		1,162,653	0	12,119	12,119	1,174,772
	Japan	817,451	0	7,930	7,930	825,381
	Overseas	345,202	0	4,189	4,189	349,391

Total		¥3,543,972	¥86,072	¥17,891	¥103,963	¥3,647,635

Note: Loans	held for sale are not included in the table above.

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due 90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans, card loans and other, which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2015 and September 30, 2015

March 31, 2015
		Millions of yen
	Class	Past-due financing receivables			Total financing receivables	Non-accrual
Portfolio segment		30-89 days past-due	90 days or more past-due	Total past-due
Consumer borrowers		¥3,229	¥9,825	¥13,054	¥1,330,353	¥9,825
	Housing loans	1,672	6,503	8,175	1,059,786	6,503
	Card loans	704	1,202	1,906	243,225	1,202
	Other	853	2,120	2,973	27,342	2,120
Corporate borrowers		7,991	33,694	41,685	1,089,796	43,697
Non-recourse loans	Japan	0	4,975	4,975	41,535	4,975
	The Americas	6,639	9,846	16,485	83,233	14,716
Other	Real estate companies	37	8,366	8,403	256,600	8,730
	Entertainment companies	0	571	571	106,173	571
	Other	1,315	9,936	11,251	602,255	14,705
Direct financing leases		6,142	15,373	21,515	1,216,454	15,373
	Japan	1,877	10,293	12,170	829,885	10,293
	Overseas	4,265	5,080	9,345	386,569	5,080

Total		¥17,362	¥58,892	¥76,254	¥3,636,603	¥68,895

September 30, 2015
		Millions of yen
	Class	Past-due financing receivables				Non-accrual
Portfolio segment		30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥3,774	¥8,932	¥12,706	¥1,383,285	¥8,932
	Housing loans	1,939	4,929	6,868	1,103,139	4,929
	Card loans	603	1,171	1,774	253,027	1,171
	Other	1,232	2,832	4,064	27,119	2,832
Corporate borrowers		4,341	30,377	34,718	1,057,047	37,619
Non-recourse loans	Japan	0	4,776	4,776	28,233	4,776
	The Americas	3,712	8,299	12,011	70,314	14,552
Other	Real estate companies	54	6,663	6,717	257,696	6,663
	Entertainment companies	0	312	312	109,569	312
	Other	575	10,327	10,902	591,235	11,316
Direct financing leases		5,763	12,119	17,882	1,174,772	12,119
	Japan	589	7,930	8,519	825,381	7,930
	Overseas	5,174	4,189	9,363	349,391	4,189

Total		¥13,878	¥51,428	¥65,306	¥3,615,104	¥58,670

Note: Loans	held for sale and purchased loans are not included in the table above.

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the six months ended September 30, 2014 and 2015, and during the three months ended September 30, 2014 and 2015:

Six months ended September 30, 2014
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥2,638	¥1,891
	Housing loans	273	143
	Card loans	1,295	979
	Other	1,070	769
Corporate borrowers		530	514
Non-recourse loans	The Americas	145	145
Other	Other	385	369

Total		¥3,168	¥2,405

Six months ended September 30, 2015
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥2,979	¥2,153
	Housing loans	55	11
	Card loans	1,229	929
	Other	1,695	1,213
Corporate borrowers		156	154
Non-recourse loans	The Americas	147	147
Other	Other	9	7

Total		¥3,135	¥2,307

Three months ended September 30, 2014
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥1,424	¥1,008
	Housing loans	131	63
	Card loans	698	537
	Other	595	408
Corporate borrowers		314	309
Other	Other	314	309

Total		¥1,738	¥1,317

Three months ended September 30, 2015
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥1,552	¥1,094
	Card loans	603	468
	Other	949	626
Corporate borrowers		9	7
Other	Other	9	7

Total		¥1,561	¥1,101

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from September 30, 2014 and for which there was a payment default during the six and three months ended September 30, 2014:

Six months ended September 30, 2014
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥106
	Housing loans	24
	Card loans	58
	Other	24
Corporate borrowers		197
Other	Other	197

Total		¥303

Three months ended September 30, 2014
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥49
	Housing loans	8
	Card loans	31
	Other	10
Corporate borrowers		31
Other	Other	31

Total		¥80

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from September 30, 2015 and for which there was a payment default during the six and three months ended September 30, 2015:

Six months ended September 30, 2015
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥75
	Card loans	51
	Other	24

Total		¥75

Three months ended September 30, 2015
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥44
	Card loans	31
	Other	13

Total		¥44

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

In January 2014, Accounting Standards Update 2014-04(“Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure”—ASC 310-40(“Receivables-Troubled Debt Restructurings by Creditors”)) was issued. This Update clarifies when a creditor is considered to have received physical possession resulting from an in substance repossession or foreclosure or residential real estate property collateralizing a consumer mortgage loan. Additionally, this Update requires an entity to disclose the amount of foreclosed residential real estate property and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. The Company and its subsidiaries adopted this Update on April 1, 2015.

As of September 30, 2015, there was no amount of foreclosed residential real estate property based on this Update. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure is ¥472 million as of September 30, 2015.

6.	Investment in Securities

Investment in securities as of March 31, 2015 and September 30, 2015 consists of the following:

	Millions of yen
	March 31, 2015	September 30, 2015
Trading securities *	¥1,190,131	¥862,456
Available-for-sale securities	1,356,840	1,297,770
Held-to-maturity securities	115,599	115,747
Other securities	183,687	167,760

Total	¥2,846,257	¥2,443,733

*

The amount of assets under management of variable annuity and variable life insurance contracts included in trading securities were ¥1,165,347 million and ¥841,150 million as of March 31, 2015 and September 30, 2015, respectively.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share. The aggregate carrying amount of other securities accounted for under the cost method totaled ¥43,718 million and ¥26,639 million as of March 31, 2015 and September 30, 2015, respectively. Investments with an aggregate cost of ¥42,838 million and ¥26,582 million, respectively, were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

A subsidiary that has newly become a consolidated subsidiary of the Company during the three months ended September 30, 2015, elected the fair value option under ASC 825 (“Financial Instruments”) for investments in foreign government bond securities included in available-for-sale securities, which as of September 30, 2015, was fair valued at ¥4,047 million.

A certain subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for certain investments in equity securities included in available-for-sale securities, which as of March 31, 2015 and September 30, 2015, were fair valued at ¥8,168 million and ¥6,559 million, respectively.

Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for certain investments in a trust and investment funds included in other securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2015 and September 30, 2015, the fair values of these investments were ¥8,723 million and ¥10,017 million, respectively.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type as of March 31, 2015 and September 30, 2015 are as follows:

March 31, 2015

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥517,500	¥10,127	¥(35)	¥527,592
Japanese prefectural and foreign municipal bond securities	155,943	5,644	(110)	161,477
Corporate debt securities	283,859	3,891	(137)	287,613
Specified bonds issued by SPEs in Japan	7,257	54	(31)	7,280
CMBS and RMBS in the Americas	67,049	3,073	(146)	69,976
Other asset-backed securities and debt securities	147,308	1,286	(624)	147,970
Equity securities	104,096	52,568	(1,732)	154,932

	1,283,012	76,643	(2,815)	1,356,840

Held-to-maturity:
Japanese government bond securities and other	115,599	14,490	(112)	129,977

	¥1,398,611	¥91,133	¥(2,927)	¥1,486,817

September 30, 2015

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥473,654	¥9,859	¥(36)	¥483,477
Japanese prefectural and foreign municipal bond securities	173,411	3,202	(73)	176,540
Corporate debt securities	367,716	3,024	(104)	370,636
Specified bonds issued by SPEs in Japan	5,849	44	0	5,893
CMBS and RMBS in the Americas	77,285	2,475	(365)	79,395
Other asset-backed securities and debt securities	60,419	1,253	(2,258)	59,414
Equity securities	88,330	35,652	(1,567)	122,415

	1,246,664	55,509	(4,403)	1,297,770

Held-to-maturity:
Japanese government bond securities and other	115,747	14,412	(224)	129,935

	¥1,362,411	¥69,921	¥(4,627)	¥1,427,705

The following tables provide information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss portion as of March 31, 2015 and September 30, 2015, respectively:

March 31, 2015

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥5,407	¥(35)	¥0	¥0	¥5,407	¥(35)
Japanese prefectural and foreign municipal bond securities	44,782	(110)	0	0	44,782	(110)
Corporate debt securities	81,108	(58)	6,363	(79)	87,471	(137)
Specified bonds issued by SPEs in Japan	0	0	1,269	(31)	1,269	(31)
CMBS and RMBS in the Americas	9,754	(31)	506	(115)	10,260	(146)
Other asset-backed securities and debt securities	10,950	(304)	8,127	(320)	19,077	(624)
Equity securities	6,640	(1,723)	585	(9)	7,225	(1,732)

	158,641	(2,261)	16,850	(554)	175,491	(2,815)

Held-to-maturity:
Japanese government bond securities and other	4,889	(112)	0	0	4,889	(112)

	¥163,530	¥(2,373)	¥16,850	¥(554)	¥180,380	¥(2,927)

September 30, 2015
	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥6,520	¥(36)	¥0	¥0	¥6,520	¥(36)
Japanese prefectural and foreign municipal bond securities	45,624	(60)	317	(13)	45,941	(73)
Corporate debt securities	154,897	(88)	5,191	(16)	160,088	(104)
CMBS and RMBS in the Americas	22,810	(229)	2,276	(136)	25,086	(365)
Other asset-backed securities and debt securities	11,889	(660)	17,827	(1,598)	29,716	(2,258)
Equity securities	29,526	(1,210)	3,005	(357)	32,531	(1,567)

	271,266	(2,283)	28,616	(2,120)	299,882	(4,403)

Held-to-maturity:
Japanese government bond securities and other	9,827	(224)	0	0	9,827	(224)

	¥281,093	¥(2,507)	¥28,616	¥(2,120)	¥309,709	¥(4,627)

The number of investment securities that were in an unrealized loss position as of March 31, 2015 and September 30, 2015 were 197 and 287, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met.

Debt securities with unrealized loss position mainly include corporate debt securities in Japan, CMBS and RMBS in the Americas, and other asset-backed securities.

The unrealized loss associated with corporate debt securities is primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectability of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired as of September 30, 2015.

The unrealized loss associated with CMBS and RMBS in the Americas and other asset-backed securities is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis and no credit impairment was identified. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired as of September 30, 2015.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired as of September 30, 2015.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for the six months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Total other-than-temporary impairment losses	¥1,822	¥3,484
Portion of loss recognized in other comprehensive income (before taxes)	(68)	(2)

Net impairment losses recognized in earnings	¥1,754	¥3,482

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for the three months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Total other-than-temporary impairment losses	¥1,722	¥1,535
Portion of loss recognized in other comprehensive income (before taxes)	(68)	(2)

Net impairment losses recognized in earnings	¥1,654	¥1,533

Total other-than-temporary impairment losses for the six and three months ended September 30, 2014 related to debt securities and other securities. Total other-than-temporary impairment losses for the six and three months ended September 30, 2015 related to equity securities, debt securities and other securities.

During the six months ended September 30, 2014 and 2015, other-than-temporary impairment losses related to debt securities were recognized mainly on certain other asset-backed securities. Other asset-backed securities have experienced credit losses due to decline in the value of the underlying assets. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes. The credit loss assessment is made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed securities, that were estimated based on a number of assumptions such as seniority of the security.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) for the six months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Beginning	¥1,991	¥2,633
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	456	49
Reduction during the period:
For securities sold	(3)	(261)

Ending	¥2,444	¥2,421

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) for the three months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Beginning	¥1,991	¥2,633
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	456	49
Reduction during the period:
For securities sold	(3)	(261)

Ending	¥2,444	¥2,421

The Company and its subsidiaries recorded other-than-temporary impairments related to the non-credit losses arising from foregoing debt securities for CMBS and RMBS in the Americas. These impairments included the amount of unrealized gains or losses for the changes in fair value of the debt securities after recognition of other-than-temporary impairments in earnings. As of March 31, 2015, an unrealized gain of ¥234 million and an unrealized loss of ¥58 million, before taxes, were included and an unrealized gain of ¥149 million and an unrealized loss of ¥37 million, net of taxes, were included in unrealized gains or losses of accumulated other comprehensive income. As of September 30, 2015, an unrealized gain of ¥226 million and an unrealized loss of ¥31 million, before taxes, were included and an unrealized gain of ¥144 million and an unrealized loss of ¥20 million, net of taxes, were included in unrealized gains or losses of accumulated other comprehensive income.

7.	Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as lease receivables and installment loans (commercial mortgage loans, housing loans and other).

In the securitization process, these financial assets are transferred to SPEs, such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810 (“Consolidation”), trusts or SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs.

During the six months ended September 30, 2014 and 2015, there was no securitization transaction accounted for as a sale.

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2015 and September 30, 2015, and quantitative information about net credit loss for the six months and for the three months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
	Total principal amount of receivables		Principal amount of receivables that are 90 days or more past-due and impaired loans
	March 31, 2015	September 30, 2015	March 31, 2015	September 30, 2015
Direct financing leases	¥1,216,454	¥1,174,772	¥15,373	¥12,119
Installment loans	2,478,054	2,491,670	107,669	91,844

Assets recorded on the balance sheet	3,694,508	3,666,442	123,042	103,963
Direct financing leases sold on securitization	894	772	0	0

Total assets managed together or sold on securitization	¥3,695,402	¥3,667,214	¥123,042	¥103,963

	Millions of yen
	Credit loss
	Six months ended September 30, 2014	Six months ended September 30, 2015	Three months ended September 30, 2014	Three months ended September 30, 2015
Direct financing leases	¥1,565	¥1,782	¥1,047	¥1,124
Installment loans	7,529	6,012	4,789	2,818

Assets recorded on the balance sheet	9,094	7,794	5,836	3,942
Direct financing leases sold on securitization	0	0	0	0

Total assets managed together or sold on securitization	¥9,094	¥7,794	¥5,836	¥3,942

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets and the balances of these servicing assets as of March 31, 2015 and September 30, 2015 were ¥18,376 million and ¥18,158 million, respectively. During the six months ended September 30, 2014 and 2015, the servicing assets were increased by ¥1,646 million and ¥2,278 million, respectively, mainly from loans sold with servicing retained and decreased by ¥1,957 million and ¥2,466 million, respectively, mainly from amortization and increased by ¥1,051 million and decreased by ¥30 million, respectively, from the effects of changes in foreign exchange rates. During the three months ended September 30, 2014 and 2015, the servicing assets were increased by ¥924 million and ¥1,150 million, respectively, mainly from loans sold with servicing retained and decreased by ¥943 million and ¥1,221 million, respectively, mainly from amortization and increased by ¥1,305 million and decreased by ¥377 million, respectively, from the effects of changes in foreign exchange rates. The fair value of the servicing assets as of March 31, 2015 and September 30, 2015 were ¥27,676 million and ¥25,812 million, respectively.

8.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810 (“Consolidation”) addresses consolidation by business enterprises of SPEs within the scope of ASC 810. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of ASC 810 are called VIEs.

According to ASC 810, the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore shall consolidate a VIE:

•	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance

•	The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.

The following are the items that the Company and its subsidiaries are considering in a qualitative assessment:

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	Designing the structuring of a transaction

•	Providing an equity investment and debt financing

•	Being the investment manager, asset manager or servicer and receiving variable fees

•	Providing liquidity and other financial support

The Company and its subsidiaries do not have the power to direct activities of the VIEs that most significantly impact the VIEs’ economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIEs.

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2015

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,036	123	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	223,069	65,017	135,723	7,000
(d) VIEs for corporate rehabilitation support business	4,366	34	0	0
(e) VIEs for investment in securities	21,027	8,064	12,928	23,974
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	393,502	250,402	325,236	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	36,452	43,280	36,452	0
(h) VIEs for power generation projects	84,242	31,236	30,227	173,560
(i) Other VIEs	202,708	99,545	187,065	0

Total	¥966,402	¥497,701	¥727,631	¥204,534

September 30, 2015

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	924	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	186,644	59,191	116,063	7,000
(d) VIEs for corporate rehabilitation support business	2,879	221	0	0
(e) VIEs for investment in securities	20,097	8,283	13,384	2,699
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	481,926	304,881	398,357	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	30,341	34,472	30,341	0
(h) VIEs for power generation projects	112,708	42,345	46,539	149,751
(i) Other VIEs	181,396	92,679	175,112	0

Total	¥1,016,915	¥542,072	¥779,796	¥159,450

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2015

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss*
(a) VIEs for liquidating customer assets	¥32,421	¥0	¥2,091	¥9,551
(b) VIEs for acquisition of real estate and real estate development projects for customers	325,429	14,084	26,283	50,017
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	3,038,819	0	28,584	55,940
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	1,100,830	0	8,064	8,139
(h) VIEs for power generation projects	0	0	0	0
(i) Other VIEs	26,894	14	3,038	3,052

Total	¥4,524,393	¥14,098	¥68,060	¥126,699

September 30, 2015
	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss*
(a) VIEs for liquidating customer assets	¥33,419	¥0	¥2,091	¥9,551
(b) VIEs for acquisition of real estate and real estate development projects for customers	287,077	4,776	15,560	30,043
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	2,658,077	0	31,589	75,853
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	987,088	0	7,784	7,841
(h) VIEs for power generation projects	0	0	0	0
(i) Other VIEs	107,606	0	9,978	9,978

Total	¥4,073,267	¥4,776	¥67,002	¥133,266

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are mainly included in other assets in the Company’s condensed consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

In the Company’s condensed consolidated balance sheets, assets of consolidated VIEs are mainly included in investment in affiliates.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, specified bonds are included in investment in securities, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities, investment in affiliates and other assets in the Company’s condensed consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to provide additional investment in certain non-consolidated VIEs as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

The Company and its subsidiaries contributed additional funding to certain consolidated VIEs, since those VIEs had difficulty repaying debt and accounts payable. The amount of the additional funding for fiscal 2015 was ¥5,628 million. There was no additional funding or acquisition of subordinated interests during the six months ended September 30, 2015.

In the Company’s condensed consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, property under facility operations, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such consolidated VIEs.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the Company’s condensed consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by a subsidiary or fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.

In the Company’s condensed consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in long-term debt. A subsidiary has a commitment agreement by which the subsidiary may be required to make additional investment in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s condensed consolidated balance sheets. The Company and its subsidiaries have a commitment agreement by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivables and loans receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the Company’s condensed consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash, investment in direct financing leases and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

(g) VIEs for securitization of commercial mortgage loans originated by third parties

The Company and its subsidiaries invest in CMBS and RMBS originated by third parties. In some cases of such securitization, the Company’s subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the Company’s subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the Company’s condensed consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s condensed consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(h) VIEs for power generation projects

The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, install solar panels by acquiring or leasing lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s condensed consolidated balance sheets, assets of the consolidated VIEs are mainly included in property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt. The Company has commitment agreements by which the Company may be required to make additional investment or execute loans in certain such consolidated VIEs.

(i) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, a subsidiary has consolidated a VIE that is not included in the categories (a) through (h) above, because the subsidiary holds the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company may use VIEs to finance. The Company transfers its own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and perform administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.

In the Company’s condensed consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, investment in operating leases and office facilities, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests in non-consolidated VIEs, which the Company and its subsidiaries hold, are mainly included in installment loans in the Company’s condensed consolidated balance sheets.

9.	Investment in Affiliates

Investment in affiliates at March 31 and September 30, 2015 consists of the following:

	Millions of yen
	March 31, 2015	September 30, 2015
Shares	¥368,989	¥447,793
Loans	9,098	20,415

	¥378,087	¥468,208

Combined and condensed information relating to the affiliates as of and for the six months ended September 30, 2014 and 2015 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment):

	Millions of yen
	As of and for six months ended September 30, 2014	As of and for six months ended September 30, 2015
Operations:
Total revenues	¥487,519	¥620,771
Income before income taxes	42,048	69,526
Net income	33,306	56,079
Financial position:
Total assets	¥6,012,975	¥7,837,526
Total liabilities	4,789,844	5,715,538
Total equity	1,223,131	2,121,988

10.	Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for the six months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Beginning balance	¥53,177	¥66,901
Adjustment of redeemable noncontrolling interests to redemption value	282	(1,807)
Transaction with noncontrolling interests	1,173	1,004
Comprehensive income
Net income	2,028	1,265
Other comprehensive income
Net change of foreign currency translation adjustments	3,424	1,158
Total other comprehensive income	3,424	1,158
Comprehensive income	5,452	2,423
Cash dividends	(1,597)	(11,274)
Property dividends	0	(3,774)
Partial sale of the parent’s ownership interest in subsidiaries that results in the loss of control	0	(34,961)

Ending balance	¥58,487	¥18,512

11.	Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) for the six months ended September 30, 2014 and 2015, are as follows:

	Six months ended September 30, 2014
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2014	¥38,651	¥(6,230)	¥(31,949)	¥(434)	¥38

Net unrealized gains on investment in securities, net of tax of ¥(3,919) million	8,189				8,189
Reclassification adjustment included in net income, net of tax of ¥5,935 million	(10,959)				(10,959)
Defined benefit pension plans, net of tax of ¥65 million		345			345
Reclassification adjustment included in net income, net of tax of ¥60 million		(111)			(111)
Foreign currency translation adjustments, net of tax of ¥(1,545) million			15,224		15,224
Reclassification adjustment included in net income, net of tax of ¥0 million			0		0
Net unrealized gains on derivative instruments, net of tax of ¥391 million				(1,139)	(1,139)
Reclassification adjustment included in net income, net of tax of ¥(295) million				1,077	1,077

Total other comprehensive income (loss)	(2,770)	234	15,224	(62)	12,626

Other Comprehensive Income Attributable to the Noncontrolling Interest	572	132	(89)	(42)	573

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	3,424	0	3,424

Balance at September 30, 2014	¥35,309	¥(6,128)	¥(20,060)	¥(454)	¥8,667

	Six months ended September 30, 2015
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2015	¥50,330	¥(19,448)	¥431	¥(940)	¥30,373

Net unrealized gains on investment in securities, net of tax of ¥(203) million	1,807				1,807
Reclassification adjustment included in net income, net of tax of ¥8,837 million	(15,621)				(15,621)
Defined benefit pension plans, net of tax of ¥218 million		(628)			(628)
Reclassification adjustment included in net income, net of tax of ¥(11) million		167			167
Foreign currency translation adjustments, net of tax of ¥1,082 million			(3,889)		(3,889)
Reclassification adjustment included in net income, net of tax of ¥0 million			749		749
Net unrealized losses on derivative instruments, net of tax of ¥615 million				(1,355)	(1,355)
Reclassification adjustment included in net income, net of tax of ¥(565) million				1,367	1,367

Total other comprehensive income (loss)	(13,814)	(461)	(3,140)	12	(17,403)

Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	(14)	(5)	1,057	2	1,040

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	1,158	0	1,158

Balance at September 30, 2015	¥36,530	¥(19,904)	¥(4,924)	¥(930)	¥10,772

Changes in each component of accumulated other comprehensive income (loss) for the three months ended September 30, 2014 and 2015, are as follows:

	Three months ended September 30, 2014
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at June 30, 2014	¥32,355	¥(6,087)	¥(39,896)	¥(690)	¥(14,318)

Net unrealized gains on investment in securities, net of tax of ¥(1,382) million	3,396				3,396
Reclassification adjustment included in net income, net of tax of ¥(25) million	(91)				(91)
Defined benefit pension plans, net of tax of ¥250 million		25			25
Reclassification adjustment included in net income, net of tax of ¥30 million		(55)			(55)
Foreign currency translation adjustments, net of tax of ¥(2,125) million			26,281		26,281
Reclassification adjustment included in net income, net of tax of ¥0 million			0		0
Net unrealized gains on derivative instruments, net of tax of ¥130 million				(78)	(78)
Reclassification adjustment included in net income, net of tax of ¥(98) million				298	298

Total other comprehensive income (loss)	3,305	(30)	26,281	220	29,776

Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	351	11	2,216	(16)	2,562

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	4,229	0	4,229

Balance at September 30, 2014	¥35,309	¥(6,128)	¥(20,060)	¥(454)	¥8,667

	Three months ended September 30, 2015
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at June 30, 2015	¥43,021	¥(20,293)	¥8,656	¥(830)	¥30,554

Net unrealized gains on investment in securities, net of tax of ¥1,442 million	(3,143)				(3,143)
Reclassification adjustment included in net income, net of tax of ¥1,939 million	(3,390)				(3,390)
Defined benefit pension plans, net of tax of ¥(148) million		354			354
Reclassification adjustment included in net income, net of tax of ¥(6) million		85			85
Foreign currency translation adjustments, net of tax of ¥1,569 million			(14,885)		(14,885)
Reclassification adjustment included in net income, net of tax of ¥0 million			749		749
Net unrealized losses on derivative instruments, net of tax of ¥47 million				184	184
Reclassification adjustment included in net income, net of tax of ¥50 million				(289)	(289)

Total other comprehensive income (loss)	(6,533)	439	(14,136)	(105)	(20,335)

Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	(42)	50	(289)	(5)	(286)

Other Comprehensive Income (loss) Attributable to the Redeemable Noncontrolling Interests	0	0	(267)	0	(267)

Balance at September 30, 2015	¥36,530	¥(19,904)	¥(4,924)	¥(930)	¥10,772

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the six months ended September 30, 2014 and 2015 are as follows:

	Six months ended September 30, 2014
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥18,117	Gains on investment securities and dividends
Sales of investment securities	940	Life insurance premiums and related investment income
Amortization of investment securities	(509)	Finance revenues
Amortization of investment securities	(322)	Life insurance premiums and related investment income
Others	(1,332)	Write-downs of securities and other
	16,894	Total before tax
	(5,935)	Tax expenses or benefits
	¥10,959	Net of tax
Defined benefit pension plans
Amortization of prior service credit	¥479	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(280)	See Note 14 “Pension Plans”
Amortization of transition obligation	(28)	See Note 14 “Pension Plans”
	171	Total before tax
	(60)	Tax expenses or benefits
	¥111	Net of tax
Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥12	Finance revenues/Interest expense
Foreign exchange contracts	23	Other (income) and expense, net
Foreign currency swap agreements	(1,407)	Finance revenues/Interest expense/ Other (income) and expense, net
	(1,372)	Total before tax
	295	Tax expenses or benefits
	¥(1,077)	Net of tax

	Six months ended September 30, 2015
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥21,037	Gains on investment securities and dividends
Sales of investment securities	6,488	Life insurance premiums and related investment income
Amortization of investment securities	(102)	Finance revenues
Amortization of investment securities	(735)	Life insurance premiums and related investment income
Others	(2,230)	Write-downs of securities and other
	24,458	Total before tax
	(8,837)	Tax expenses or benefits
	¥15,621	Net of tax
Defined benefit pension plans
Amortization of prior service credit	¥517	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(669)	See Note 14 “Pension Plans”
Amortization of transition obligation	(26)	See Note 14 “Pension Plans”
	(178)	Total before tax
	11	Tax expenses or benefits
	¥(167)	Net of tax
Foreign currency translation adjustments
Sales or liquidation	¥(749)	Gains on sales of subsidiaries and affiliates and liquidation losses, net
	(749)	Total before tax
	0	Tax expenses or benefits
	¥(749)	Net of tax
Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥2	Finance revenues/Interest expense
Foreign exchange contracts	2,597	Other (income) and expense, net
Foreign currency swap agreements	(4,531)	Finance revenues/Interest expense/ Other (income) and expense, net
	(1,932)	Total before tax
	565	Tax expenses or benefits
	¥(1,367)	Net of tax

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended September 30, 2014 and 2015 are as follows:

	Three months ended September 30, 2014
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥1,630	Gains on investment securities and dividends
Sales of investment securities	447	Life insurance premiums and related investment income
Amortization of investment securities	(533)	Finance revenues
Amortization of investment securities	(147)	Life insurance premiums and related investment income
Others	(1,331)	Write-downs of securities and other
	66	Total before tax
	25	Tax expenses or benefits
	¥91	Net of tax
Defined benefit pension plans
Amortization of prior service credit	¥239	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(140)	See Note 14 “Pension Plans”
Amortization of transition obligation	(14)	See Note 14 “Pension Plans”
	85	Total before tax
	(30)	Tax expenses or benefits
	¥55	Net of tax
Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥5	Finance revenues/Interest expense
Foreign exchange contracts	4	Other (income) and expense, net
Foreign currency swap agreements	(405)	Finance revenues/Interest expense/ Other (income) and expense, net
	(396)	Total before tax
	98	Tax expenses or benefits
	¥(298)	Net of tax

	Three months ended September 30, 2015
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥5,535	Gains on investment securities and dividends
Sales of investment securities	523	Life insurance premiums and related investment income
Amortization of investment securities	(53)	Finance revenues
Amortization of investment securities	(344)	Life insurance premiums and related investment income
Others	(332)	Write-downs of securities and other
	5,329	Total before tax
	(1,939)	Tax expenses or benefits
	¥3,390	Net of tax
Defined benefit pension plans
Amortization of prior service credit	¥259	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(337)	See Note 14 “Pension Plans”
Amortization of transition obligation	(13)	See Note 14 “Pension Plans”
	(91)	Total before tax
	6	Tax expenses or benefits
	¥(85)	Net of tax
Foreign currency translation adjustments
Sales or liquidation	¥(749)	Gains on sales of subsidiaries and affiliates and liquidation losses, net
	(749)	Total before tax
	0	Tax expenses or benefits
	¥(749)	Net of tax
Net unrealized gains (losses) on derivative instruments
Foreign exchange contracts	¥515	Other (income) and expense, net
Foreign currency swap agreements	(176)	Finance revenues/Interest expense/ Other (income) and expense, net
	339	Total before tax
	(50)	Tax expenses or benefits
	¥289	Net of tax

12.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the six months ended September 30, 2014 and 2015 are as follows:

(1)	Dividend payments

	Six months ended September 30, 2014	Six months ended September 30, 2015
Resolution	The board of directors on May 22, 2014	The board of directors on May 20, 2015
Type of shares	Common stock	Common stock
Total dividends paid	¥30,117 million	¥47,188 million
Dividend per share	¥23.00	¥36.00
Date of record for dividend	March 31, 2014	March 31, 2015
Effective date for dividend	June 3, 2014	June 3, 2015
Dividend resource	Retained earnings	Retained earnings

Total dividends paid by resolution of the board of directors on May 20, 2015 includes ¥77 million of dividends paid to the Board Incentive Plan Trust.

(2)	Applicable dividends for which the date of record was in the six months ended September 30, 2015, and for which the effective date was after September 30, 2015

Six months ended September 30, 2015
Resolution	The board of directors on October 29, 2015
Type of shares	Common stock
Total dividends to be paid	¥28,846 million
Dividend per share	¥22.00
Date of record for dividend	September 30, 2015
Effective date for dividend	December 2, 2015
Dividend resource	Retained earnings

Total dividends to be paid by resolution of the board of directors on October 29, 2015 includes ¥42 million of dividends to be paid to the Board Incentive Plan Trust.

There were no applicable dividends for which the date of record was in the six months ended September 30, 2014, and for which the effective date was after September 30, 2014.

13.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Personnel expenses	¥124,223	¥131,673
Selling expenses	27,670	32,595
Administrative expenses	43,053	49,594
Depreciation of office facilities	2,128	2,482

Total	¥197,074	¥216,344

Selling, general and administrative expenses for the three months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Personnel expenses	¥65,784	¥61,807
Selling expenses	14,045	14,776
Administrative expenses	22,860	24,187
Depreciation of office facilities	1,120	1,204

Total	¥103,809	¥101,974

14.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the six months ended September 30, 2014 and 2015 consists of the following:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Japanese plans:
Service cost	¥2,204	¥2,207
Interest cost	580	483
Expected return on plan assets	(1,175)	(1,291)
Amortization of prior service credit	(463)	(464)
Amortization of net actuarial loss (gain)	250	(9)
Amortization of transition obligation	27	24

Net periodic pension cost	¥1,423	¥950

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Overseas plans:
Service cost	¥1,100	¥1,947
Interest cost	1,143	883
Expected return on plan assets	(1,851)	(2,327)
Amortization of prior service credit	(16)	(53)
Amortization of net actuarial loss	30	678
Amortization of transition obligation	1	2

Net periodic pension cost	¥407	¥1,130

Net pension cost of the plans for the three months ended September 30, 2014 and 2015 consists of the following:

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Japanese plans:
Service cost	¥1,111	¥1,064
Interest cost	290	220
Expected return on plan assets	(587)	(642)
Amortization of prior service credit	(231)	(232)
Amortization of net actuarial loss (gain)	125	(4)
Amortization of transition obligation	14	12

Net periodic pension cost	¥722	¥418

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Overseas plans:
Service cost	¥546	¥978
Interest cost	569	443
Expected return on plan assets	(920)	(1,169)
Amortization of prior service credit	(8)	(27)
Amortization of net actuarial loss	15	341
Amortization of transition obligation	0	1

Net periodic pension cost	¥202	¥567

15.	Life Insurance Operations

Life insurance premiums and related investment income for the six and three months ended September 30, 2014 and 2015 consist of the following:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Life insurance premiums	¥86,900	¥100,846
Life insurance related investment income (loss)	51,039	(30,354)

	¥137,939	¥70,492

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Life insurance premiums	¥48,578	¥51,562
Life insurance related investment income (loss)	48,933	(49,384)

	¥97,511	¥2,178

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the six and three months ended September 30, 2014 and 2015, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Reinsurance benefits	¥884	¥791
Reinsurance premiums	(4,151)	(6,041)

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Reinsurance benefits	¥824	¥218
Reinsurance premiums	(3,950)	(2,846)

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). Amortization charged to income for the six months ended September 30, 2014 and 2015 amounted to ¥5,637 million and ¥6,086 million, respectively. Also, amortization charged to income for the three months ended September 30, 2014 and 2015 amounted to ¥2,919 million and ¥3,155 million, respectively.

Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders and, net gains or losses from derivative contracts, which consist of gains or losses from futures, foreign exchange contracts and options held, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts elected for the fair value option and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the six and three months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Life insurance premiums and related investment income:
Net realized and unrealized gains or losses from investment assets	¥58,463	¥(39,695)
Net gains or losses from derivative contracts:	(12,856)	1,806
Futures	(2,385)	1,921
Foreign exchange contracts	(885)	(225)
Options held	(9,586)	110
Life insurance costs:
Changes in the fair value of the policy liabilities and policy account balances	¥(190,113)	¥(319,574)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	221,859	279,992
Changes in the fair value of the reinsurance contracts	7,816	(6,787)

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Life insurance premiums and related investment income:
Net realized and unrealized gains or losses from investment assets	¥58,463	¥(56,516)
Net gains or losses from derivative contracts:	(12,856)	4,952
Futures	(2,385)	3,673
Foreign exchange contracts	(885)	231
Options held	(9,586)	1,048
Life insurance costs:
Changes in the fair value of the policy liabilities and policy account balances	¥(190,113)	¥(166,657)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	221,859	125,421
Changes in the fair value of the reinsurance contracts	7,816	(9,604)

16.	Write-Downs of Long-Lived Assets

In accordance with ASC 360 (“Property, Plant, and Equipment”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the six months ended September 30, 2014 and 2015, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥6,882 million and ¥946 million, respectively, which are reflected as write-downs of long-lived assets.

Losses of ¥5,805 million in the Real Estate Segment, ¥653 million in the Corporate Financial Services Segment, ¥325 million in the Overseas Business Segment and ¥99 million in the Investment and Operation Segment were recorded for the six months ended September 30, 2014. Losses of ¥912 million in the Real Estate Segment, ¥22 million in the Investment and Operation Segment and ¥12 million in the Overseas Business Segment were recorded for the six months ended September 30, 2015.

For the three months ended September 30, 2014 and 2015, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥4,144 million and ¥124 million, respectively, which are reflected as write-downs of long-lived assets.

Losses of ¥3,389 million in the Real Estate Segment, ¥653 million in the Corporate Financial Services Segment, ¥99 million in the Investment and Operation Segment, and ¥3 million in the Overseas Business Segment were recorded for the three months ended September 30, 2014. Losses of ¥124 million in the Real Estate Segment were recorded for the three months ended September 30, 2015.

The details of significant write-downs are as follows.

Office Buildings—For the six months ended September 30, 2014, write-downs of ¥1,795 million were recorded for one office building due to declines in estimated future cash flows. For the six months ended September 30, 2015, write-downs of ¥47 million were recorded for one office building held for sales, and write-downs of ¥136 million were recorded in relation to two office buildings due to declines in estimated future cash flows of each unit. There was no impairment for the three months ended September 30, 2014. For the three months ended September 30, 2015, write-downs of ¥124 million were recorded for one office building due to declines in estimated future cash flows.

Commercial Facilities other than Offices—For the six months ended September 30, 2014, write-downs of ¥711 million were recorded for one commercial facility due to a declines in estimated future cash flows. For the six months ended September 30, 2015, write-downs of ¥741 million were recorded in relation to two commercial facilities held for sales of each unit. For the three months ended September 30, 2014, write-downs of ¥711 million were recorded for one commercial facility due to declines in estimated future cash flows. There was no impairment for the three months ended September 30, 2015.

Condominiums—For the six months ended September 30, 2014, write-downs of ¥621 million were recorded for one condominium due to a change in use. There was no impairment for condominiums for the six months ended September 30, 2015. There was no impairment for the three months ended September 30, 2014 and 2015.

Land undeveloped or under construction—For the six months ended September 30, 2014, write-downs of ¥99 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥2,678 million were recorded in relation to land undeveloped or under construction due to declines in estimated future cash flows of each unit. For the six months ended September 30, 2015, write-downs of ¥22 million were recorded for land undeveloped or under construction held for sale. For the three months ended September 30, 2014, write-downs of ¥99 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥2,678 million were recorded in relation to land undeveloped or under construction due to declines in estimated future cash flows of each unit. There was no impairment for the three months ended September 30, 2015.

Others—For the six months ended September 30, 2014, write-downs of ¥978 million were recorded, for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance. There was no impairment for the six months ended September 30, 2015. For the three months ended September 30, 2014, write-downs of ¥656 million were recorded, for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance. There was no impairment for the three months ended September 30, 2015.

17.	Discontinued Operations

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal or a classification as held for sale of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company and its subsidiaries early adopted this Update on April 1, 2014. In accordance with this Update, the Company and its subsidiaries report a disposal of a component or a group of components of the Company and its subsidiaries in discontinued operations if the disposal represents a strategic shift which has (or will have) a major effect on the Company and its subsidiaries’ operations and financial results when the component or group of components is disposed by sale or classified as held for sale on or after April 1, 2014.

During the six months ended September 30, 2014 and 2015, there was no disposal or classification as held for sale of a component or a group of components which represents a strategic shift which has (or will have) a major effect on the Company and its subsidiaries’ operations and financial results.

Accounting Standards Update 2014-08 does not apply to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during the six and three months ended September 30, 2014, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries and business units, which were classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying condensed consolidated statements of income in accordance with ASC 205-20 prior to the early adoption of the update.

During fiscal 2014, the Company has determined to sell the food business unit of a subsidiary, which is composed of the food service business unit and the food business unit. During the six and three months ended September 30, 2014, the operating income from the food business unit and the gain were ¥463 million and ¥362 million, respectively. The Company has completed the sale of the food business unit of a subsidiary during fiscal 2015 and there are no amounts of assets or liabilities included in the accompanying consolidated balance sheets as of March 31, 2015 and September 30, 2015.

With respect to the real estate properties classified as held for sale at March 31, 2015 included in the accompanying condensed consolidated balance sheets are investment in operating leases of ¥24,619 million and property under facility operations of ¥2,873 million and other assets of ¥689 million. With respect to the real estate properties and transportation equipment classified as held for sale at September 30, 2015, included in the accompanying condensed consolidated balance sheets are investment in operating leases of ¥50,768 million, property under facility operations of ¥2,646 million and other assets of ¥10,269 million.

Discontinued operations for the six and three months ended September 30, 2014 and 2015 consist of the following:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Revenues	¥2,214	¥0

Income from discontinued operations, net*	463	0
Provision for income taxes	(166)	0

Discontinued operations, net of applicable tax effect	¥297	¥0

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Revenues	¥0	¥0

Income from discontinued operations, net*	362	0
Provision for income taxes	(130)	0

Discontinued operations, net of applicable tax effect	¥232	¥0

*

For the six months ended September 30, 2014, income from discontinued operations, net included a gain of ¥362 million on a sale of business unit. And for the three months ended September 30, 2014, income from discontinued operations, net included a gain on sale of the same amount. For the six and three months ended September 30, 2015, there were no gains or losses recognized on disposal.

18.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended September 30, 2014 and 2015 and the three months ended September 30, 2014 and 2015 is as follows:

During the six months ended September 30, 2014, the diluted EPS calculation excludes stock option for 6,569 thousand shares, as they were antidilutive. During the six months ended September 30, 2015, the diluted EPS calculation excludes stock options for 4,431 thousand shares, as they were antidilutive.

During the three months ended September 30, 2014, the diluted EPS calculation excludes stock options for 6,513 thousand shares, as they were antidilutive. During the three months ended September 30, 2015, the diluted EPS calculation excludes stock options for 2,306 thousand shares, as they were antidilutive.

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Income attributable to ORIX Corporation from continuing operations	¥141,002	¥161,298

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Income attributable to ORIX Corporation from continuing operations	¥75,121	¥79,788

	Thousands of Shares
	Six months ended September 30, 2014	Six months ended September 30, 2015
Weighted-average shares	1,309,724	1,308,920
Effect of dilutive securities—
Exercise of stock options	1,941	1,306

Weighted-average shares for diluted EPS computation	1,311,665	1,310,226

	Thousands of Shares
	Three months ended September 30, 2014	Three months ended September 30, 2015
Weighted-average shares	1,309,767	1,309,098
Effect of dilutive securities—
Exercise of stock options	1,789	1,333

Weighted-average shares for diluted EPS computation	1,311,556	1,310,431

	Yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥107.65	¥123.23
Diluted	107.49	123.11

	Yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥57.35	¥60.95
Diluted	57.27	60.89

The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock shares to be deducted in calculation of the weighted-average shares for EPS computation. (307,686 and 2,102,050 shares for the six months ended September 30, 2014 and 2015, 538,450 and 2,124,229 shares for the three months ended September 30, 2014 and 2015)

19.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset and liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings and others denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap agreements to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and its subsidiaries engage in trading activities involving various future contracts. Therefore the Company and its subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and its subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and the subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”). A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the six months ended September 30, 2014 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(107)	Finance revenues/Interest expense	¥12	—	¥0
Foreign exchange contracts	(866)	Other (income) and expense, net	23	—	0
Foreign currency swap agreements	(557)	Finance revenues/Interest expense/Other (income) and expense, net	(1,407)	Other (income) and expense, net	(55)

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(1,092)	Finance revenues/Interest expense	¥1,112	Finance revenues/Interest expense
Foreign exchange contracts	(10,882)	Other (income) and expense, net	10,882	Other (income) and expense, net
Foreign currency swap agreements	(2,066)	Other (income) and expense, net	2,066	Other (income) and expense, net
Foreign currency long-term debt	176	Other (income) and expense, net	(176)	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(8,639)	—	¥0	—	¥0
Borrowings and bonds in local currency	(3,520)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(116)	Other (income) and expense, net
Futures	(2,371)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	(8)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Credit derivatives held	(25)	Other (income) and expense, net
Options held/written and other	(9,954)	Other (income) and expense, net Life insurance premiums and related investment income*

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains or losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the six months ended September 30, 2014 (see Note 15 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the six months ended September 30, 2015 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(2,298)	Finance revenues/Interest expense	¥2	—	¥0

Foreign exchange contracts	(29)	Other (income) and expense, net	2,597	—	0

Foreign currency swap agreements	357	Finance revenues/Interest expense/ Other (income) and expense, net	(4,531)	Other (income) and expense, net	530

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(397)	Finance revenues/Interest expense	¥397	Finance revenues/Interest expense
Foreign exchange contracts	3,666	Other (income) and expense, net	(3,666)	Other (income) and expense, net
Foreign currency swap agreements	2,750	Other (income) and expense, net	(2,750)	Other (income) and expense, net
Foreign currency long-term debt	(428)	Other (income) and expense, net	428	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(2,726)	—	¥0	—	¥0
Borrowings and bonds in local currency	(2,060)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(12)	Other (income) and expense, net
Futures	2,136	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	(598)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Credit derivatives held	163	Other (income) and expense, net
Options held/written and other	462	Other (income) and expense, net Life insurance premiums and related investment income*

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains or losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the six months ended September 30, 2015 (see Note 15 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended September 30, 2014 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(45)	Finance revenues/Interest expense	¥5	—	¥0
Foreign exchange contracts	(1,145)	Other (income) and expense, net	4	—	0
Foreign currency swap agreements	982	Finance revenues/Interest expense/ Other (income) and expense, net	(405)	Other (income) and expense, net	66

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(768)	Finance revenues/Interest expense	¥768	Finance revenues/Interest expense
Foreign exchange contracts	(11,941)	Other (income) and expense, net	11,941	Other (income) and expense, net
Foreign currency swap agreements	(975)	Other (income) and expense, net	975	Other (income) and expense, net
Foreign currency long-term debt	(20)	Other (income) and expense, net	20	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(11,173)	—	¥0	—	¥0
Borrowings and bonds in local currency	(8,451)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(116)	Other (income) and expense, net
Futures	(2,366)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	(11)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Credit derivatives held	37	Other (income) and expense, net
Options held/written and other	(9,598)	Other (income) and expense, net Life insurance premiums and related investment income*

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains or losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended September 30, 2014 (see Note 15 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended September 30, 2015 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(2,395)	—	¥0	—	¥0
Foreign exchange contracts	302	Other (income) and expense, net	515	—	0
Foreign currency swap agreements	2,230	Finance revenues/Interest expense/ Other (income) and expense, net	(176)	Other (income) and expense, net	464

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(210)	Finance revenues/Interest expense	¥210	Finance revenues/Interest expense
Foreign exchange contracts	5,635	Other (income) and expense, net	(5,635)	Other (income) and expense, net
Foreign currency swap agreements	2,977	Other (income) and expense, net	(2,977)	Other (income) and expense, net
Foreign currency long-term debt	(416)	Other (income) and expense, net	416	Other (income)and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥13,697	—	¥0	—	¥0
Borrowings and bonds in local currency	4,799	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(17)	Other (income) and expense, net
Futures	3,810	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	(216)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Credit derivatives held	41	Other (income) and expense, net
Options held/written and other	1,553	Other (income) and expense, net Life insurance premiums and related investment income*

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains or losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended September 30, 2015 (see Note 15 “Life Insurance Operations”).

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2015 and September 30, 2015 are as follows.

March 31, 2015

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥296,464	¥890	Other Assets	¥1,094	Other Liabilities

Futures, foreign exchange contracts	581,510	5,281	Other Assets	11,016	Other Liabilities

Foreign currency swap agreements	104,058	6,411	Other Assets	9,788	Other Liabilities

Foreign currency long-term debt	258,313	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Interest rate swap agreements	¥3,000	¥0	—	¥127	Other Liabilities

Options held/written and other*	441,586	12,103	Other Assets	6,177	Other Liabilities

Futures, foreign exchange contracts*	111,309	438	Other Assets	1,252	Other Liabilities

Credit derivatives held	9,013	0	—	165	Other Liabilities

*       The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥265,094 million, futures contracts of ¥34,586 million and foreign exchange contracts of ¥13,415 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2015, respectively. Asset derivatives in the above table includes fair value of the options held and foreign exchange contracts before offsetting of ¥3,888 million and ¥92 million and liability derivatives includes fair value of the futures and foreign exchange contracts before offsetting of ¥690 million and ¥60 million at March 31, 2015, respectively.

September 30, 2015

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥238,512	¥1,958	Other Assets	¥4,958	Other Liabilities

Futures, foreign exchange contracts	674,451	11,647	Other Assets	3,063	Other Liabilities

Foreign currency swap agreements	87,912	11,123	Other Assets	4,568	Other Liabilities

Foreign currency long-term debt	225,527	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Interest rate swap agreements	¥3,000	¥0	—	¥139	Other Liabilities

Options held/written and other*	322,793	8,289	Other Assets	2,458	Other Liabilities

Futures, foreign exchange contracts*	2,809,386	1,054	Other Assets	456	Other Liabilities

Credit derivatives held	11,996	96	Other Assets	98	Other Liabilities

*

The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥138,236 million, futures contracts of ¥47,079 million and foreign exchange contracts of ¥42,041 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at September 30, 2015, respectively. Asset derivatives in the above table includes fair value of the options held, futures and foreign exchange contracts before offsetting of ¥3,423 million, ¥243 million and ¥438 million and liability derivatives includes fair value of the futures and foreign exchange contracts before offsetting of ¥87 million and ¥109 million at September 30, 2015, respectively.

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies. If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions. There are no derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2015 and September 30, 2015.

20.	Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding to derivative assets and liabilities and other assets and liabilities as of March 31, 2015 and September 30, 2015 are as follows.

March 31, 2015

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥25,123	¥(2,858)	¥22,265	¥0	¥(3,888)	¥18,377
Reverse repurchase, securities borrowing, and similar arrangements*2	9,915	(9,915)	0	0	0	0

Total assets	¥35,038	¥(12,773)	¥22,265	¥0	¥(3,888)	¥18,377

Derivative liabilities	¥29,619	¥(2,858)	¥26,761	¥0	¥(277)	¥26,484
Repurchase, securities lending, and similar arrangements*2	10,590	(9,915)	675	0	0	675

Total liabilities	¥40,209	¥(12,773)	¥27,436	¥0	¥(277)	¥27,159

September 30, 2015

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥34,167	¥(3,616)	¥30,551	¥0	¥(3,423)	¥27,128
Reverse repurchase, securities borrowing, and similar arrangements*2	8,112	(8,112)	0	0	0	0

Total assets	¥42,279	¥(11,728)	¥30,551	¥0	¥(3,423)	¥27,128

Derivative liabilities	¥15,740	¥(3,616)	¥12,124	¥0	¥(277)	¥11,847
Repurchase, securities lending, and similar arrangements*2	8,478	(8,112)	366	0	0	366

Total liabilities	¥24,218	¥(11,728)	¥12,490	¥0	¥(277)	¥12,213

*1	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
*2

Reverse repurchase agreements and securities borrowing, and similar transactions are reported within other assets in the consolidated balance sheets. Repurchase agreements and securities lending, and similar transactions are reported within other liabilities in the consolidated balance sheets.

21.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between carrying amount of financial instruments reported in the accompanying consolidated financial statements and the related market or fair value. For derivative financial instruments, see Note 3 (“Fair Value Measurements”).

The disclosures do not include investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.

March 31, 2015

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Trading securities	¥1,190,131	¥1,190,131	¥50,902	¥1,139,229	¥0
Cash and cash equivalents	827,518	827,518	827,518	0	0
Restricted cash	85,561	85,561	85,561	0	0
Installment loans (net of allowance for probable loan losses)	2,420,932	2,439,904	0	231,565	2,208,339
Investment in securities:
Practicable to estimate fair value	1,481,162	1,495,540	130,519	1,239,124	125,897
Not practicable to estimate fair value*1	174,964	174,964	0	0	0
Other Assets:
Time deposits	13,761	13,761	0	13,761	0
Derivative assets*2	22,265	22,265	0	0	0
Reinsurance recoverables Investment contracts	115,116	116,229	0	0	116,229
Liabilities:
Short-term debt	¥284,785	¥284,785	¥0	¥284,785	¥0
Deposits	1,287,380	1,288,419	0	1,288,419	0
Policy liabilities and Policy account balances Investment contracts	298,132	303,359	0	0	303,359
Long-term debt	4,132,945	4,117,259	0	1,417,687	2,699,572
Other Liabilities:
Derivative liabilities*2	26,761	26,761	0	0	0

*1	The fair value of investment securities of ¥174,964 million was not estimated, as it was not practical.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 (“Fair Value Measurements”).

September 30, 2015

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Trading securities	¥862,456	¥862,456	¥41,905	¥820,551	¥0
Cash and cash equivalents	949,121	949,121	949,121	0	0
Restricted cash	86,506	86,506	86,506	0	0
Installment loans (net of allowance for probable loan losses)	2,438,603	2,440,981	0	239,771	2,201,210
Investment in securities:
Practicable to estimate fair value	1,423,534	1,437,722	109,993	1,204,679	123,050
Not practicable to estimate fair value*1	157,743	157,743	0	0	0
Other Assets:
Time deposits	17,553	17,553	0	17,553	0
Derivative assets*2	30,551	30,551	0	0	0
Reinsurance recoverables Investment contracts	114,612	115,292	0	0	115,292
Liabilities:
Short-term debt	¥310,550	¥310,550	¥0	¥310,550	¥0
Deposits	1,332,687	1,332,902	0	1,332,902	0
Policy liabilities and Policy account balances Investment contracts	318,089	321,237	0	0	321,237
Long-term debt	4,060,697	4,075,834	0	1,323,423	2,752,411
Other Liabilities:
Derivative liabilities*2	12,124	12,124	0	0	0

*1	The fair value of investment securities of ¥157,743 million was not estimated, as it was not practical.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 (“Fair Value Measurements”).

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values because the carrying amounts (net of allowance) are considered to properly reflect the recoverability and value of these loans. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by using valuation models including discounted cash flow methodologies and broker quotes (see Note 3 Fair Value Measurement). For held-to-maturity securities, the estimated fair values were mainly based on quoted market prices. For certain investment funds included in other securities, the fair values are estimated based on net asset value per share or discounted cash flow methodologies. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair values. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. In estimating the fair value of most of the Company’s and its subsidiaries’ derivatives, estimated future cash flows are discounted using the current interest rate.

Reinsurance recoverables and Policy liabilities and Policy account balances—A subsidiary of the Company has fixed annuity contracts, variable annuity and variable life insurance contracts, and reinsurance contracts which are classified as investment contracts because they do not expose the subsidiary to mortality or morbidity risks. In estimating the fair value of those contracts, estimated future cash flows are discounted using the current interest rate.

22.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥22,500 million and ¥19,936 million as of March 31, 2015 and September 30, 2015, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	March 31, 2015	September 30, 2015
Within one year	¥18,774	¥8,077
More than one year	67,134	61,455

Total	¥85,908	¥69,532

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥7,247 million and ¥7,497 million for the six months ended September 30, 2014 and 2015, respectively, and ¥3,800 million and ¥3,289 million for the three months ended September 30, 2014 and 2015, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥2,020 million and ¥2,239 million for the six months ended September 30, 2014 and 2015, respectively, and ¥1,017 million and ¥1,134 million for the three months ended September 30, 2014 and 2015, respectively. As of March 31, 2015 and September 30, 2015, the amounts due are as follows:

	Millions of yen
	March 31, 2015	September 30, 2015
Within one year	¥3,933	¥3,113
More than one year	6,570	6,554

Total	¥10,503	¥9,667

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥89,500 million and ¥104,482 million as of March 31, 2015 and September 30, 2015, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥370,378 million and ¥351,108 million as of March 31, 2015 and September 30, 2015, respectively.

Guarantees—The Company and its subsidiaries apply ASC 460 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2015 and September 30, 2015:

	March 31, 2015			September 30, 2015
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥439,253	¥4,959	2022	¥330,876	¥5,436	2023
Transferred loans	213,099	2,357	2045	200,647	1,958	2046
Consumer loans	117,153	11,773	2018	147,475	14,623	2018
Housing loans	59,743	6,422	2051	41,938	6,056	2051
Other	2,963	28	2024	597	27	2024

Total	¥832,211	¥25,539	—	¥721,533	¥28,100	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2015 and September 30, 2015, total notional amount of the loans subject to such guarantees are ¥1,204,000 million and ¥1,324,000 million respectively, and book value of guarantee liabilities are ¥1,016 million and ¥1,187 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2015.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans.

There were no significant changes in the payment or performance risk of these guarantees for the six months ended September 30, 2015.

Guarantee of consumer loans: A subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally a month or more.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2015.

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2015.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 8 (“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2015 and September 30, 2015:

	Millions of yen
	March 31, 2015	September 30, 2015
Minimum lease payments, loans and investment in operating leases	¥95,883	¥126,845
Investment in securities	162,239	188,217
Property under Facility Operations	19,308	9,002
Other assets	39,118	25,855

Total	¥316,548	¥349,919

As of March 31, 2015 and September 30, 2015, investment in securities of ¥24,698 million and ¥26,117 million, respectively, were pledged for primarily collateral deposits.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at anytime if requested by the lenders. The Company and its subsidiaries did not receive any such requests from the lenders as of September 30, 2015.

23.	Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

Previously, segment revenues were presented after adjusting inter-segment transactions. The segment revenues have been changed to include inter-segment transactions from the three months ended December 31, 2014 because the volume of inter-segment transactions has been increasing. The amounts of segment revenues in the previous periods have also been retrospectively reclassified to conform to the presentation for the six and three months ended September 30, 2015. However, the effect of these changes did not have a significant effect on segment revenues.

In addition, the segment information has been restated giving effect to these changes to conform to DAIKYO’s current fiscal year end of March 31, 2015 as described in Note 1 “Significant Accounting and Reporting Policies (ah) Elimination of a lag period.”

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing and fee business.
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing
Real Estate	:	Real estate development, rental and financing, facility operation, REIT asset management, and real estate investment and advisory services
Investment and Operation	:	Environment and energy-related business, principal investment and loan servicing (asset recovery)
Retail	:	Life insurance, banking and card loan business
Overseas Business	:	Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

Financial information of the segments for the six months ended September 30, 2014 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥40,822	¥131,671	¥94,381	¥257,668	¥182,050	¥253,254	¥ 959,846
Segment profits	12,646	21,509	15,751	14,503	77,045	61,533	202,987
Financial information of the segments for the six months ended September 30, 2015 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥52,712	¥135,924	¥109,047	¥493,525	¥102,401	¥277,843	¥ 1,171,452
Segment profits	21,564	23,117	33,717	36,450	32,062	97,881	244,791
Financial information of the segments for the three months ended September 30, 2014 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥21,399	¥66,612	¥46,839	¥159,834	¥112,269	¥125,703	¥ 532,656
Segment profits	6,794	10,945	4,904	9,071	48,091	21,880	101,235

Financial information of the segments for the three months ended September 30, 2015 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥25,154	¥68,404	¥58,698	¥264,338	¥18,590	¥130,670	¥ 565,854
Segment profits	9,187	11,430	19,266	10,291	10,443	63,395	124,012

Segment assets information as of March 31, 2015 and September 30, 2015 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2015	¥1,132,468	¥662,851	¥835,386	¥660,014	¥3,700,635	¥2,178,895	¥9,170,249
September 30, 2015	1,068,522	699,346	753,892	598,957	3,473,196	2,172,123	8,766,036

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, income from discontinued operations and the consolidation of certain VIEs. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax basis. Also, net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses (per-tax) attributable to ORIX Corporation Shareholders. On the other hand, income from discontinued operations is included in segment profits or losses because the management considers such disposal activities as part of the ordinary course of business. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profits or losses. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and discontinued operations, which are recognized net of tax in the accompanying consolidated statements of income, are adjusted to profit or loss before income tax, when calculating segment profits or losses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense, net) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for investment in operating leases (included in other assets), advances for investment in property under facility operations (included in other assets) and goodwill and other intangible assets recognized as a result of business combination (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

For those VIEs that are used for securitization and are consolidated in accordance with ASC 810 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Segment revenues:
Total revenues for segments	¥959,846	¥1,171,452
Revenues related to corporate assets	4,571	7,035
Revenues related to assets of certain VIEs	4,021	2,905
Revenues from inter-segment transactions	(10,589)	(11,198)
Revenues from discontinued operations	(2,214)	0

Total consolidated revenues	¥955,635	¥1,170,194

Segment profits:
Total profits for segments	¥202,987	¥244,791
Corporate losses	(10,132)	(1,081)
Gains related to assets or liabilities of certain VIEs	3,624	224
Discontinued operations, pre-tax	(463)	0
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	5,117	6,811

Total consolidated income before income taxes and discontinued operations	¥201,133	¥250,745

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Segment revenues:
Total revenues for segments	¥532,656	¥565,854
Revenues related to corporate assets	2,866	2,644
Revenues related to assets of certain VIEs	1,215	1,524
Revenues from inter-segment transactions	(6,437)	(5,952)
Revenues from discontinued operations	0	0

Total consolidated revenues	¥530,300	¥564,070

Segment profits:
Total profits for segments	¥101,235	¥124,012
Corporate losses	(7,672)	(847)
Gains related to assets or liabilities of certain VIEs	402	102
Discontinued operations, pre-tax	(362)	0
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	3,032	3,562

Total consolidated income before income taxes and discontinued operations	¥96,635	¥126,829

	Millions of yen
	March 31, 2015	September 30, 2015
Segment assets:
Total assets for segments	¥9,170,249	¥8,766,036
Cash and cash equivalents, restricted cash	913,079	1,035,627
Allowance for doubtful receivables on direct financing leases and probable loan losses	(72,326)	(66,810)
Trade notes, accounts and other receivable	348,404	262,017
Other corporate assets	789,636	749,056
Assets of certain VIEs	294,586	334,633

Total consolidated assets	¥11,443,628	¥11,080,559

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the six months ended September 30, 2014

	Millions of yen
	Japan	The Americas*2	Other*3*4	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥700,231	¥89,132	¥168,486	¥(2,214)	¥955,635
Income before Income Taxes*1	136,766	16,703	48,127	(463)	201,133
For the six months ended September 30, 2015
	Millions of yen
	Japan	The Americas*2	Other *3*4	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥885,283	¥102,876	¥182,035	¥0	¥1,170,194
Income before Income Taxes*1	153,554	51,310	45,881	0	250,745
For the three months ended September 30, 2014
	Millions of yen
	Japan	The Americas*2	Other*3*4	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥402,887	¥51,008	¥76,405	¥0	¥530,300
Income before Income Taxes*1	74,145	7,535	15,317	(362)	96,635
For the three months ended September 30, 2015
	Millions of yen
	Japan	The Americas*2	Other*3*4	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥430,541	¥41,861	¥91,668	¥0	¥564,070
Income before Income Taxes*1	64,412	40,566	21,851	0	126,829

*Note:	1.	Results of discontinued operations, pre-tax are included in each amount attributed to each geographic area.
	2.	Mainly the United States
	3.	Mainly Asia, Europe, Australasia and Middle East
	4.

Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the six and three months ended September 30, 2014 and 2015. The revenues of Robeco aggregated on a legal entity basis were ¥45,805 million in the Americas and ¥39,000 million in Other for the six months ended September 30, 2014, and ¥56,927 million in the Americas and ¥38,993 million in Other for the six months ended September 30, 2015, and ¥23,478 million in the Americas and ¥20,851 million in Other for the three months ended September 30, 2014, and ¥27,912 million in the Americas and ¥19,234 million in Other for the three months ended September 30, 2015.

ASC 280 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of types of business conducted include the required information.

No single customer accounted for 10% or more of the total revenues for the six and three months ended September 30, 2014 and 2015.

24.	Subsequent Events

There are no material subsequent events.